As filed with the Securities and Exchange Commission on May 19, 2017

Registration No. 333-217601

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2
to
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Nine Energy Service, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**1389**	**80-0759121**
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

16945 Northchase Drive, Suite 1600
Houston, TX 77060
(281) 730-5100
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Theodore R. Moore
Senior Vice President and General Counsel
16945 Northchase Drive, Suite 1600
Houston, TX 77060
(281) 730-5100
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Sarah K. Morgan **Lanchi D. Huynh** **Vinson & Elkins L.L.P.** **1001 Fannin, Suite 2500** **Houston, Texas 77002** **(713) 758-2222**	**Matthew R. Pacey** **Justin F. Hoffman** **Kirkland & Ellis LLP** **600 Travis Street, Suite 3300** **Houston, Texas 77002** **(713) 835-3600**

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐ Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per share(2)	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee(3)
Common stock, par value $0.01 per share	16,675,000	$20.00	$333,500,000.00	$38,653

(1) Estimated pursuant to Rule 457(a) under the Securities Act of 1933, as amended. Includes 2,175,000 additional shares of Common stock that the underwriters have the option to purchase.

(2) Estimated solely for the purpose of calculating the registration fee.

(3) The Registrant previously paid $11,590.00 of the total registration fee in connection with the previous filing of this Registration Statement.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.



The information in this prospectus is not complete and may be changed. The securities described herein may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities, in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated , 2017

Prospectus

14,500,000 shares

Nine

Nine Energy Service, Inc.

Common stock

This is the initial public offering of common stock of Nine Energy Service, Inc. We are offering 14,500,000 shares of common stock. The estimated initial public offering price of our common stock is between $18.00 and $20.00 per share.

We expect to apply to list our common stock on the New York Stock Exchange under the symbol "NINE."

We are an "emerging growth company" as that term is used in the Jumpstart Our Business Startups Act of 2012, and as such, we have elected to take advantage of certain reduced public company reporting requirements for this prospectus and future filings. See "Risk factors" and "Prospectus summary—Emerging growth company."

	Per share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us, before expenses	$	$

(1) See "Underwriting (conflicts of interest)" for additional information regarding underwriting compensation.

We have granted the underwriters an option for a period of 30 days to purchase up to an aggregate of 2,175,000 additional shares of our common stock on the same terms and conditions set forth above.

Investing in our common stock involves risks. See "Risk factors" beginning on page 24.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock on or about , 2017.

J.P. Morgan **Goldman Sachs & Co. LLC** **Wells Fargo Securities**

BofA Merrill Lynch **Credit Suisse**

Raymond James **Simmons & Company International** **Tudor, Pickering, Holt & Co.**

Energy Specialists of Piper Jaffray

HSBC **Scotia Howard Weil** **UBS Investment Bank**

, 2017

Table of contents

You should rely only on the information contained in this prospectus and any free writing prospectus prepared by or on behalf of us or to which we have referred you. Neither we nor the underwriters have authorized anyone to provide you with information different from that contained in this prospectus and any free writing prospectus. We and the underwriters are offering to sell shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. See "Risk factors" and "Cautionary note regarding forward-looking statements."

Until   , 2017 (25 days after commencement of this offering), all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Presentation of information

Unless otherwise indicated, information presented in this prospectus (i) assumes that the underwriters' option to purchase additional common stock is not exercised, (ii) except in our historical financial statements included in this prospectus, is adjusted to reflect the 18.827 for 1 stock split effected immediately prior to the consummation of this offering (the "Stock Split"), (iii) assumes that the initial public offering price of the shares of our common stock will be $19.00 per share (which is the midpoint of the estimated price range set forth on the cover page of this prospectus), (iv) assumes the issuance of 451,745 shares of common stock issuable upon the exercise of outstanding warrants held by our existing stockholders, which will automatically be exercised on a cashless basis upon the consummation of this offering assuming no warrants are exercised before the consummation of this offering, and (v) assumes the filing and effectiveness of the Third Amended and Restated Certificate of Incorporation (our "charter"), which will be adopted immediately prior to the consummation of this offering, and the Fourth Amended and Restated Bylaws (our "bylaws"), which will be adopted immediately prior to the consummation of this offering. Please see "Description of capital stock" for a description of our charter and bylaws.

In addition, except as expressly stated or the context otherwise requires, our financial and other information in this prospectus relating to periods prior to the Combination (as defined in "Prospectus summary") gives effect to the Combination and related transactions. See "Prospectus summary—Our history and the Combination" for more information regarding the Combination. In this prospectus, unless the context otherwise requires, the term "SCF" refers to SCF-VII, L.P. and SCF-VII(A), L.P., collectively, or any of them individually.

Industry and market data

The market data and certain other statistical information used throughout this prospectus are based on independent industry publications, government publications or other published independent sources. The industry data sourced from Spears & Associates, Inc. is from a report published in the first quarter of 2017. The industry data sourced from Baker Hughes is from its "North America Rotary Rig Count" published on May 12, 2017. Although we believe these third-party sources are reliable as of their respective dates, neither we nor the underwriters have independently verified the accuracy or completeness of this information. Some data is also based on our good faith estimates and our management's understanding of industry conditions. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section entitled "Risk factors". These and other factors could cause results to differ materially from those expressed in these publications.

Trademarks and trade names

We own or have rights to various trademarks, service marks and trade names that we use in connection with the operation of our business. This prospectus may also contain trademarks, service marks and trade names of third parties, which are the property of their respective owners. Our use or display of third parties' trademarks, service marks, trade names or products in this prospectus is not intended to, and does not imply, a relationship with us or an endorsement or sponsorship by or of us. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, service marks and trade names.

Returns-focused business model with high operational leverage

We are focused on generating attractive returns on capital for our stockholders. Our completion and production services require less equipment and fewer people than many other oilfield service lines. Unlike pressure pumping, the increase in oil and gas well completion intensity does not significantly impact our equipment. The rising level of completion intensity in our core operating areas contributes to improved margins and returns for us on a per job basis. This provides us significant operational leverage, and we believe positions us well to continue to generate attractive returns on capital as industry activity increases and the market for oilfield services improves. As part of our returns-focused approach to capital spending, we are focused on maintaining a capital efficient program with respect to the development of new products. We do not make large investments in R&D; instead we primarily rely on strategic partnerships with oilfield product development companies, who view us as an attractive distribution platform for their products. This allows us to benefit from new products and technologies while minimizing our R&D expenditures. We believe our return on invested capital ("ROIC") generally exceeds that of many other oilfield service providers. For a definition of ROIC, which is a non-GAAP financial measure, see "—Summary financial data—Non-GAAP financial measures."

Experienced and entrepreneurial management team and board of directors with a successful track record of executing growth and acquisition strategies

The members of our management team and board of directors have a blend of operating, financial and leadership experience in the industry, that we believe provides us with a competitive advantage. We have a deep management team, with experienced mid-level and field managers, many of whom previously started and managed smaller independent onshore oilfield services companies. Our management team has an average of over 20 years of experience in the oilfield service industry, and our field managers have expertise in the geological basins in which they operate and understand the regional challenges that our customers face. We believe this experience provides our management team with an in-depth understanding of our customers' needs, which enhances our ability to deliver innovative, customer-driven solutions throughout varying industry cycles, which in turn strengthens our relationships with our customers. Many members of our senior management team are entrepreneurs and company founders who joined our company and remain major stockholders. This is an important part of our growth-focused corporate culture. We focus on partnering with the right management teams and companies, which has enabled us to identify and acquire high-quality businesses with a similar culture to us and synergistically integrate them into our existing operation. Nine has completed four acquisitions as well as the Combination with Beckman. We believe this significant experience in identifying and closing acquisitions will help us identify additional attractive acquisition opportunities in the future. In addition, we believe that our extensive industry contacts and those of SCF Partners, L.P. ("SCF Partners"), our equity sponsor, will facilitate the identification of acquisition opportunities. See "—Our equity sponsor" for information regarding SCF Partners.

Balance sheet flexibility to selectively pursue accretive growth avenues

On a pro forma basis giving effect to (i) this offering and the use of net proceeds therefrom to fully repay all outstanding borrowings under the Existing Nine Credit Facility and the Existing Beckman Credit Facility, as defined and described in "Management's discussion and analysis of financial condition and results of operations—Our credit facilities," and the remainder for general corporate purposes and (ii) the entry into a new revolving credit facility (our "new credit facility"), which we expect to be undrawn upon consummation of this offering, as of March 31, 2017, we had $27.0 million of cash on hand and $55.1 million of availability under our new credit facility, providing us with the flexibility to pursue opportunities to grow our business. See "Management's to actively pursue targeted, accretive acquisitions that will enhance our portfolio of products and services, market positioning or geographic presence. We seek potential acquisition targets with cultures compatible with our recognized service quality and forward-looking company culture. While we operate in all major onshore basins in both the U.S. and Canada, we do not currently offer all of our services in each of these basins. We plan to efficiently leverage our existing infrastructure in select basins to grow the breadth of our service offerings. We believe this will provide us with a cost-effective way to offer additional, complementary services to existing customers, thereby offering them a more comprehensive service offering and allowing us to respond more quickly to their needs and enhancing our revenue generation potential.

Maintain a strong balance sheet to preserve operational and strategic flexibility

We intend to maintain a conservative approach to managing our balance sheet, which allows us to better react to changes in commodity prices and related demand for our services as well as overall market conditions. We carefully manage our liquidity and debt position through monitoring our cash flows and spending levels. We intend to use a portion of the proceeds from this offering to improve our liquidity by repaying all outstanding borrowings under the Existing Nine Credit Facility and the Existing Beckman Credit Facility and the remainder for general corporate purposes, which may include the acquisition of additional equipment and complementary businesses that enhance our existing service offerings, broaden our service offerings or expand our customer relationships. On a pro forma basis giving effect to (i) this offering and the use of net proceeds therefrom to fully repay all outstanding borrowings under the Existing Nine Credit Facility and the Existing Beckman Credit Facility and the remainder for general corporate purposes and (ii) the entry into our new credit facility, which we expect to be undrawn upon consummation of this offering, as of March 31, 2017, we had $27.0 million of cash on hand and $55.1 million of availability under our new credit facility, providing us with the flexibility to pursue opportunities to grow our business.

Risk factors

Investing in our common stock involves risks. You should read carefully the section of this prospectus entitled "Risk factors" for an explanation of these risks before investing in our common stock. In particular, the following considerations may offset our competitive strengths or have a negative effect on our strategy or operating activities, which could cause a decrease in the price of our common stock and result in a loss of all or a portion of your investment:

- Our business is cyclical and depends on capital spending and well completions by the onshore oil and natural gas industry in North America, and the level of such activity is volatile. Our business has been, and may continue to be, adversely affected by industry and financial market conditions that are beyond our control.

- A decline in oil and natural gas commodity prices may adversely affect the demand for our services and the rates we are able to charge.

- We may be unable to employ, or maintain the employment of, a sufficient number of key employees, technical personnel and other skilled and qualified workers.

- We may be unable to implement price increases or maintain existing prices on our services.

- Our operations are subject to conditions inherent in the oilfield services industry.

- Restrictions in our debt agreements could limit our growth and our ability to engage in certain activities.

- Our current and potential competitors may have longer operating histories, significantly greater financial or technical resources and greater name recognition than we do.

- Our success may be affected by our ability to implement new technologies and services.

- Our success may be affected by the use and protection of our proprietary technology as well as our ability to enter into license agreements. There are limitations to our intellectual property rights and, thus, our right to exclude others from the use of such proprietary technology.

- The growth of our business through acquisitions may expose us to various risks, including those relating to difficulties in identifying suitable, accretive acquisition opportunities and integrating businesses, assets and personnel, as well as difficulties in obtaining financing for targeted acquisitions and the potential for increased leverage or debt service requirements.

- We are subject to federal, state and local laws and regulations regarding issues of health, safety and protection of the environment. Under these laws and regulations, we may become liable for penalties, damages or costs of remediation or other corrective measures. Any changes in laws or government regulations could increase our costs of doing business.

- We may be subject to claims for personal injury and property damage or other litigation, which could materially adversely affect our financial condition, prospects and results of operations.

- We are dependent on customers in a single industry. The loss of one or more significant customers could adversely affect our financial condition, prospects and results of operations.

- SCF controls a significant percentage of our voting power.

- SCF and its affiliates are not limited in their ability to compete with us, and the corporate opportunity provisions in our charter could enable SCF to benefit from corporate opportunities that may otherwise be available to us.

Our equity sponsor

We have a valuable relationship with SCF Partners, which has made significant equity investments in us since our formation. At an institutional level, SCF Partners has specialized in investments in the oilfield services sector since it was founded in 1989, and has been instrumental in working with our management team to develop and execute our business strategies. SCF Partners is focused exclusively on oilfield services companies and has supported the development of 13 leading public companies in the sector, including National Oilwell Varco (NYSE: NOV), Oil States International (NYSE: OIS), Complete Production Services (merged into Superior Energy Services) (NYSE: CPX/SPN) and Forum Energy Technologies (NYSE: FET). We believe we will benefit from SCF Partners' investment experience in the oilfield services sector, its expertise in mergers and acquisitions and its support on various near-term and long-term strategic initiatives.

Upon completion of this offering, SCF will own approximately 40% of our common stock (or 38% of our common stock if the underwriters exercise in full their option to purchase additional shares of common stock), taking into account the exercise of all outstanding warrants held by our existing stockholders, including SCF, which will automatically be exercised on a cashless basis upon the consummation of this offering and will therefore be able to strongly influence all matters that require approval by our stockholders, including the election and removal of directors, changes to our organizational documents and approval of acquisition offers and other significant corporate transactions. SCF's interests may not coincide with the interests of other holders of our common stock. Additionally, SCF Partners is in the business of making investments in companies and may, from time to time, acquire and hold interests in businesses that compete directly or indirectly with us.

The offering

Issuer . . . .   Nine Energy Service, Inc.

Common stock offered by us . . . .   14,500,000 shares (or 16,675,000 shares if the underwriters exercise in full their option to purchase additional shares of common stock).

Common stock outstanding after this offering(1) . . . . .   49,344,027 shares (or 51,519,027 if the underwriters exercise in full their option to purchase additional shares of common stock), including 451,745 shares of common stock issuable upon the exercise of outstanding warrants held by our existing stockholders, which will automatically be exercised on a cashless basis upon the consummation of this offering.

Underwriters' option to purchase additional shares . . . .   We have granted the underwriters an option for a period of 30 days to purchase up to an aggregate of 2,175,000 additional shares of our common stock.

Use of proceeds . . . .   We will receive net proceeds from this offering of approximately $256 million, assuming an initial public offering price of $19.00 per share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting estimated expenses and underwriting discounts and commissions payable by us. Each $1.00 increase (decrease) in the public offering price would increase (decrease) our net proceeds by approximately $14 million. See "Use of proceeds."

                     We intend to use a portion of the net proceeds from this offering to fully repay the outstanding borrowings under the Existing Nine Credit Facility and the Existing Beckman Credit Facility and the remainder for general corporate purposes, which may include the acquisition of additional equipment and complementary businesses that enhance our existing service offerings, broaden our service offerings or expand our customer relationships. As of March 31, 2017, we had $134.2 million and $117.3 million of outstanding borrowings under the Existing Nine Credit Facility and the Existing Beckman Credit Facility, respectively. See "Use of proceeds."

                     Affiliates of several of the underwriters are lenders under the Existing Nine Credit Facility or the Existing Beckman Credit Facility and, accordingly, will receive a portion of the net proceeds from this offering. See "Use of proceeds" and "Underwriting (conflicts of interest)."

Dividend policy . . . . We do not anticipate declaring or paying any cash dividends to holders of our common stock in the foreseeable future. In addition, our new credit facility will place restrictions on our ability to pay cash dividends.

Directed share program . . . The underwriters have reserved for sale at the initial public offering price up to 5% of the common stock being offered by this prospectus for sale to our employees, executive officers, directors and director nominees who have expressed an interest in purchasing common stock in this offering. We do not know if these persons will choose to purchase all or any portion of these reserved shares, but any purchases they do make will reduce the number of shares available to the general public. Please read "Underwriting (conflicts of interest)."

Risk factors . . . . You should carefully read and consider the information set forth under the heading "Risk factors" beginning on page 24 of this prospectus and all other information set forth in this prospectus before deciding to invest in our common stock.

Listing and trading symbol . . . . We expect to apply to list our common stock on the NYSE under the symbol "NINE."

Conflicts of interest . . . . . . The net proceeds from this offering will be used to repay borrowings under the Existing Nine Credit Facility and the Existing Beckman Credit Facility. See "Use of proceeds." Because an affiliate of Wells Fargo Securities, LLC is a lender under the Existing Nine Credit Facility and the Existing Beckman Credit Facility, and an affiliate of J.P. Morgan Securities LLC is a lender under the Existing Nine Credit Facility, and such affiliates may receive 5% or more of the net proceeds of this offering due to the repayment of borrowings thereunder, each of Wells Fargo Securities, LLC and J.P. Morgan Securities LLC may be deemed to have a "conflict of interest" under Rule 5121 of the Financial Industry Regulatory Authority, Inc. ("FINRA"), and as a result, this offering will be conducted under that rule. Pursuant to FINRA Rule 5121, a "qualified independent underwriter" meeting certain standards is required to participate in the preparation of the registration statement and prospectus and exercise the usual standards of due diligence with respect thereto. Goldman Sachs & Co. LLC has agreed to act as a "qualified independent underwriter" within the meaning of FINRA Rule 5121 in connection with this offering. Goldman Sachs & Co. LLC will not receive any additional fees for serving as qualified independent underwriter in connection with this offering. We have agreed to indemnify Goldman Sachs & Co. LLC against liabilities incurred in connection with acting as a qualified independent underwriter, including liabilities under the Securities Act. See "Underwriting (conflicts of interest)."

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(1) The number of shares of common stock that will be outstanding after this offering excludes (a) the shares of common stock reserved and available for issuance under the Nine Energy Service, Inc. 2011 Stock Incentive Plan as of May 22, 2017, which consists of 2,606,378 shares of common stock and 12% of the total shares of common stock issued by the Company in connection with this offering and (b) 2,830,989 shares of common stock issuable upon the exercise of options outstanding as of May 22, 2017 under the 2011 Stock Incentive Plan. The number of outstanding shares of common stock that will be outstanding after this offering includes 65,532 shares of restricted common stock issued to our directors, officers and other employees under our stock incentive plan that are subject to vesting.

The data presented below should be read in conjunction with, and are qualified in their entirety by reference to, "Capitalization" and "Management's discussion and analysis of financial condition and results of operations" and our combined historical financial statements and the notes thereto included elsewhere in this prospectus. Among other things, those historical financial statements and related notes thereto include more detailed information regarding the basis of presentation for the following information.

(in thousands, except share and per share information)	Three months ended March 31,		Year ended December 31,		
	2017	2016	2016	2015	2014(1)
	(unaudited)				(unaudited)
Statement of operations data:					
Revenues	$ 105,353	$ 65,970	$ 282,354	$ 478,522	$ 663,191
Cost and expenses					
Cost of revenues (exclusive of depreciation and amortization shown separately below)	91,388	58,627	246,109	373,191	434,064
General and administrative expenses	12,769	8,590	39,387	42,862	51,321
Depreciation	13,561	14,185	55,260	58,894	40,173
Impairment of goodwill	–	–	12,207	35,540	–
Amortization of intangibles	2,201	2,287	9,083	8,650	6,389
Loss on sale of property and equipment	224	859	3,320	2,004	971
Income (loss) from operations	(14,790)	(18,578)	(83,012)	(42,619)	130,273
Other expense					
Interest expense	3,758	3,361	14,185	9,886	9,586
Total other expense	3,758	3,361	14,185	9,886	9,586
Income (loss) from continuing operations before income taxes	(18,548)	(21,939)	(97,197)	(52,505)	120,687
Provision (benefit) for income taxes	2,166	(6,578)	(26,286)	(14,323)	44,515
Income (loss) from continuing operations (net of tax)	(20,714)	(15,361)	(70,911)	(38,182)	76,172
Loss from discontinued operations, net of tax ($0, $0, $0, $513 and $11,158)(2)	–	–	–	(935)	(28,207)
Net income (loss)	(20,714)	(15,361)	(70,911)	(39,117)	47,965
Other comprehensive income, net of tax					
Foreign currency translation adjustments, net of tax of $0, $0, $0, $0 and $58	(7)	195	210	(4,067)	181
Total other comprehensive income (loss), net of tax	(7)	195	210	(4,067)	181
Total comprehensive income (loss)	$ (20,721)	$ (15,166)	$ (70,701)	$ (43,184)	$ 48,146
Historical earnings per share data(3):					
Weighted average shares outstanding–basic	1,719,446	1,647,715	1,653,277	1,643,912	1,374,510
Income (loss) from continuing operations per share–basic	$ (12.05)	$ (9.32)	$ (42.89)	$ (23.23)	$ 55.42
Loss from discontinued operations per share–basic	$ –	$ –	$ –	$ (0.57)	$ (20.52)
Net income (loss) per share-basic	$ (12.05)	$ (9.32)	$ (42.89)	$ (23.80)	$ 34.90
Weighted average shares outstanding–fully diluted	1,719,446	1,647,715	1,653,277	1,643,912	1,597,866
Income (loss) from continuing operations per share-fully diluted	$ (12.05)	$ (9.32)	$ (42.89)	$ (23.23)	$ 47.67
Loss from discontinued operations per share-fully diluted	$ –	$ –	$ –	$ (0.57)	$ (17.65)
Net income (loss) per share–fully diluted	$ (12.05)	$ (9.32)	$ (42.89)	$ (23.80)	$ 30.02
Pro forma earnings per share data(4) (Unaudited):					
Pro forma weighted average shares outstanding–basic and diluted	32,371,481	31,021,023	31,125,737		
Pro forma earnings (loss) per share–basic and diluted	$ (0.64)	$ (0.50)	$ (2.28)		

(in thousands)	Three months ended March 31,		Year ended December 31,		
	2017	2016	2016	2015	2014(1)
	(unaudited)				(unaudited)
Balance sheet data at period end:					
Cash and cash equivalents	$ 27,039		$ 4,074	$ 18,877	$ 24,236
Property and equipment, net	269,780		273,210	325,894	376,920
Total assets	613,743		576,094	658,434	869,933
Long-term debt	251,473		245,888	252,378	379,658
Total stockholders' equity	308,409		288,186	352,676	389,642
Statement of cash flows data:					
Net cash (used in) provided by operating activities	$ (10,138)	$ 4,459	$ (3,290)	$ 140,367	$ 127,188
Net cash used in investing activities	(10,749)	(2,914)	(4,176)	(19,251)	(456,955)
Net cash (used in) provided by financing activities	43,859	17,677	(7,315)	(126,878)	335,813
Other financial data:					
EBITDA(5) (unaudited)	$ 972	$ (2,106)	$ (18,669)	$ 23,990	$ 148,628
Adjusted EBITDA(5) (unaudited)	6,054	1,082	9,824	73,901	188,192
ROIC(5) (unaudited)	(12)%	(9)%	(11)%	(5)%	16%
Adjusted gross profit (excluding depreciation and amortization)(5) (unaudited)	$ 13,965	$ 7,343	$ 36,245	$ 105,331	$ 229,127

(1) We closed the acquisitions of Dak-Tana Wireline on April 30, 2014 and Crest Pumping Technologies on June 30, 2014 and Beckman closed the acquisitions of RedZone Coil Tubing on May 2, 2014 and Big Lake Services, LLC on August 29, 2014. As a result, financial results relating to each acquisition for periods prior to the close of each of the aforementioned acquisitions are not reflected in the full year 2014 results.

(2) For 2014, represents a non-cash impairment charge related to the divestiture of certain assets of a subsidiary whose primary focus was conventional completions. See "Note 14—Discontinued Operations" to the financial statements included in this registration statement for additional detail regarding the Tripoint divestiture.

(3) Historical share and per share information does not give effect to the 18.827 for 1 stock split of our issued and outstanding common stock effected immediately prior to the consummation of this offering.

(4) Pro forma earnings per share data give effect to (i) the Subscription Offers and the application of net proceeds therefrom, (ii) the 18.827 for 1 stock split of our issued and outstanding common stock effected immediately prior to the consummation of this offering, (iii) the issuance of 451,745 shares of common stock issuable upon the exercise of outstanding warrants held by our existing stockholders, which will automatically be exercised on a cashless basis upon the consummation of this offering (assuming no warrants are exercised before the consummation of this offering), and (iv) the issuance by us of 14,500,000 shares of common stock pursuant to this offering, and the application of the net proceeds from this offering as set forth under "Use of proceeds," assuming an initial public offering price of $19.00 per share (which is the midpoint of the estimated price range set forth on the cover page of this prospectus). This pro forma earnings per share data is presented for informational purposes only and does not purport to represent what our pro forma net income (loss) or earnings (loss) per share actually would have been had the Stock Split occurred on January 1, 2016 or to project our net income or earnings per share for any future period.

(5) EBITDA, Adjusted EBITDA, ROIC and adjusted gross profit (excluding depreciation and amortization) are non-GAAP financial measures. For definitions of these measures, a reconciliation of EBITDA and Adjusted EBITDA to our net income (loss), an explanation of our calculation of ROIC and a reconciliation of adjusted gross profit (excluding depreciation and amortization) to gross profit (loss), see "—Non-GAAP financial measures" below.

Non-GAAP financial measures

EBITDA and Adjusted EBITDA

EBITDA and Adjusted EBITDA are supplemental non-GAAP financial measures that are used by management and external users of our combined financial statements, such as industry analysts, investors, lenders and rating agencies.

Our Canadian operations subject us to currency translation risk, which could cause our results to fluctuate significantly from period to period.

A portion of our revenues are derived from our Canadian activities and operations. As a result, we translate the results of our operations and financial condition of our Canadian operations into U.S. dollars. Therefore, our reported results of operations and financial condition are subject to changes in the exchange rate between the two currencies. Fluctuations in foreign currency exchange rates could affect our revenue, expenses and operating margins. Currently, we do not hedge our exposure to changes in foreign exchange rates.

Risks related to this offering and owning our common stock

SCF controls a significant percentage of our voting power.

Upon completion of this offering, SCF will own approximately 40% of our outstanding common stock, taking into account the exercise of all outstanding warrants held by our existing stockholders, including SCF, which will automatically be exercised on a cashless basis upon the consummation of this offering (or 38% of our common stock if the underwriters exercise in full their option to purchase additional shares of common stock). In addition, certain of our directors are currently employed by SCF. Consequently, SCF will be able to strongly influence all matters that require approval by our stockholders, including the election and removal of directors, changes to our organizational documents and approval of acquisition offers and other significant corporate transactions. This concentration of ownership will limit your ability to influence corporate matters, and as a result, actions may be taken that you may not view as beneficial. This concentration of stock ownership may also adversely affect the trading price of our common stock to the extent investors perceive a disadvantage in owning stock of a company with a controlling stockholder.

Certain of our directors may have conflicts of interest because they are also directors or officers of SCF. The resolution of these conflicts of interest may not be in our or your best interests.

Certain of our directors, namely David C. Baldwin and Andrew L. Waite, are currently officers of LESA. In addition, Mr. Baldwin and Mr. Waite are both directors of Forum Energy Technology, a corporation in which SCF and its affiliates own an approximate 21% equity interest as of April 24, 2017. These positions may conflict with such individuals' duties as one of our directors or officers regarding business dealings and other matters between SCF and us. The resolution of these conflicts may not always be in our or your best interest.

SCF and its affiliates are not limited in their ability to compete with us, and the corporate opportunity provisions in our charter could enable SCF to benefit from corporate opportunities that may otherwise be available to us.

SCF and its affiliates have investments in other oilfield service companies that may compete with us, and SCF and its affiliates may invest in such other companies in the future. SCF, its other affiliates and its portfolio companies are referred to herein as the "SCF Group." Conflicts of interest could arise in the future between us, on the one hand, and the SCF Group, on the other hand, concerning among other things, potential competitive business activities or business opportunities.

Our charter provides that, to the fullest extent permitted by applicable law, we renounce any interest or expectancy in any business opportunity that involves any aspect of the energy equipment or services business or industry and that may be from time to time presented to SCF or any of our directors or officers who is also an employee, partner, member, manager, officer or director of any SCF Group entity, even if the opportunity is one that we might reasonably have pursued or had the ability or desire to pursue if granted the opportunity to do so. Our charter further provides that no such person or party shall be liable to us by reason of the fact that such person pursues any such business opportunity, or fails to offer any such business opportunity to us. As a result,

Effective internal controls are necessary for us to provide reliable financial reports and prevent fraud. If we are unable to successfully remediate our existing or any future material weakness in our internal control over financial reporting, or identify any additional material weaknesses that may exist, the accuracy and timing of our financial reporting may be adversely affected, we may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports in addition to applicable stock exchange listing requirements, we may be unable to prevent fraud, investors may lose confidence in our financial reporting, and our stock price may decline as a result. Additionally, our reporting obligations as a public company could place a significant strain on our management, operational and financial resources and systems for the foreseeable future and may cause us to fail to timely achieve and maintain the adequacy of our internal control over financial reporting.

There is no existing market for our common stock, and a trading market that will provide you with adequate liquidity may not develop. The price of our common stock may fluctuate significantly, and you could lose all or part of your investment.

Prior to this offering, there has been no public market for our common stock. After this offering, there will be only 14,500,000 publicly traded shares of common stock held by our public common stockholders (16,675,000 shares of common stock if the underwriters exercise in full their option to purchase additional shares of common stock). SCF will own 19,831,276 shares of common stock, representing an aggregate 40% of outstanding shares of our common stock, taking into account the exercise of all outstanding warrants held by our existing stockholders, including SCF, which will automatically be exercised on a cashless basis upon the consummation of this offering (or 19,831,276 shares of common stock, representing an aggregate 38% of outstanding shares of our common stock, if the underwriters exercise in full their option to purchase additional shares of common stock). We do not know the extent to which investor interest will lead to the development of an active trading market or how liquid that market might become. If an active trading market does not develop, you may have difficulty reselling any of our common stock at or above the initial public offering price. Additionally, the lack of liquidity may result in wide bid-ask spreads, contribute to significant fluctuations in the market price of the common stock and limit the number of investors who are able to buy the common stock.

The initial public offering price for the common stock offered hereby will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of the market price of the common stock that will prevail in the trading market. Consequently, you may not be able to sell shares of our common stock at prices equal to or greater than the price paid by you in this offering.

The following is a non-exhaustive list of factors that could affect our stock price:

- our operating and financial performance;

- quarterly variations in the rate of growth of our financial indicators, such as net income per share, net income and revenues;

- the public reaction to our press releases, our other public announcements and our filings with the SEC;

- strategic actions by our competitors;

- our failure to meet revenue or earnings estimates by research analysts or other investors;

- changes in revenue or earnings estimates, or changes in recommendations or withdrawal of research coverage, by equity research analysts;

- speculation in the press or investment community;

- the failure of research analysts to cover our common stock;

- sales of our common stock by us or other stockholders, or the perception that such sales may occur;

- changes in accounting principles, policies, guidance, interpretations or standards;

- additions or departures of key management personnel;

- actions by our stockholders;

- general market conditions, including fluctuations in commodity prices;

- domestic and international economic, legal and regulatory factors unrelated to our performance; and

- the realization of any risks described under this "Risk factors" section.

The stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company's securities. Such litigation, if instituted against us, could result in substantial costs, divert our management's attention and resources and harm our business, operating results and financial condition.

If securities or industry analysts do not publish research reports or publish unfavorable research about our business, the price and trading volume of our common stock could decline.

The trading market for our common stock will depend in part on the research reports that securities or industry analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of us, the trading price for our common stock and other securities would be negatively affected. In the event we obtain securities or industry analyst coverage, and one or more of the analysts who covers us downgrades our securities, the price of our securities would likely decline. If one or more of these analysts ceases to cover us or fails to publish regular reports on us, interest in the purchase of our securities could decrease, which could cause the price of our common stock and other securities and their trading volume to decline.

Our charter and bylaws contain provisions that could delay, discourage or prevent a takeover attempt even if a takeover might be beneficial to our stockholders, and such provisions may adversely affect the market price of our common stock.

Provisions contained in our charter and bylaws could make it more difficult for a third party to acquire us. Our charter and bylaws also impose various procedural and other requirements, which could make it more difficult for stockholders to effect certain corporate actions. For example, our charter authorizes our board of directors to determine the rights, preferences, privileges and restrictions of unissued series of preferred stock without any vote or action by our stockholders. Thus, our board of directors can authorize and issue shares of preferred stock with voting or conversion rights that could adversely affect the voting or other rights of holders of our capital stock. These rights may have the effect of delaying or deterring a change of control of our company. Additionally, for example, our bylaws (i) establish limitations on the removal of directors and on the ability of our stockholders to call special meetings, (ii) include advance notice requirements for nominations for election to our board of directors and for proposing matters that can be acted upon at stockholder meetings, (iii) provide that our board of directors is expressly authorized to adopt, or to alter or repeal, our bylaws, and (iv) provide for a classified board of directors, consisting of three classes of approximately equal size, each class serving staggered three-year terms, so that only approximately one-third of our directors will be elected each year.

See "Description of capital stock—Anti-takeover effects of provisions of our charter, our bylaws and Delaware law." These provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock.

Our charter designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or agents.

Our charter provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law (the "DGCL"), our charter or our bylaws or (iv) any action asserting a claim against us that is governed by the internal affairs doctrine, in each such case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of, and consented to, the provisions of our charter described in the preceding sentence. This choice of forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, employees or agents, which may discourage such lawsuits against us and such persons. Alternatively, if a court were to find these provisions of our charter inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

Investors in this offering will experience immediate and substantial dilution of $11.63 per share.

Based on an assumed initial public offering price of $19.00 per share (the midpoint of the price range set forth on the cover of this prospectus), purchasers of our common stock in this offering will experience an immediate and substantial dilution of $11.63 per share in the net tangible book value per share of common stock from the initial public offering price, and our historical and pro forma net tangible book deficit as of March 31, 2017 would be $3.13 per share. Please see "Dilution."

We do not intend to pay dividends on our common stock, and we expect that our debt agreements will place certain restrictions on our ability to do so. Consequently, your only opportunity to achieve a return on your investment is if the price of our common stock appreciates.

We do not plan to declare dividends on shares of our common stock in the foreseeable future. Additionally, our new credit facility will place certain restrictions on our ability to pay cash dividends. Consequently, unless we revise our dividend policy, your only opportunity to achieve a return on your investment in us will be if you sell your common stock at a price greater than you paid for it. There is no guarantee that the price of our common stock that will prevail in the market will ever exceed the price that you pay in this offering.

Future sales of our common stock in the public market could reduce our stock price, and any additional capital raised by us through the sale of equity or convertible securities may dilute your ownership in us.

We may sell additional shares of common stock in subsequent public offerings. We may also issue additional shares of common stock or convertible securities. After the completion of this offering, taking into account the exercise of all outstanding warrants held by our existing stockholders, which will automatically be exercised on a cashless basis upon the consummation of this offering and assuming no exercise of the underwriters' option to purchase additional shares, we will have outstanding 49,344,027 shares of our common stock and SCF will own

19,831,276 shares of our common stock or approximately 40% of our total outstanding shares, all of which are restricted from immediate resale under the federal securities laws and are subject to the lock-up agreements with the underwriters described in "Underwriting (conflicts of interest)," but may be sold into the market in the future. Please see "Shares eligible for future sale." SCF and certain of our other stockholders will be party to the Amended Stockholders Agreement (as defined and described in "Certain relationships and related party transactions—Stockholders agreement"), which will require us to effect the registration of their shares in certain circumstances no earlier than the expiration of the lock-up period contained in the underwriting agreement entered into in connection with this offering. Additionally, 15,012,751 shares held by our employees and others will be eligible for sale at various times and subject to a 180 day lock-up agreement contained in our existing stockholders agreement, including shares eligible for sale upon exercise of vested options and outstanding warrants, after the date of this prospectus pursuant to the provisions of Rule 144.

In connection with this offering, we intend to file a registration statement with the SEC on Form S-8 providing for the registration of shares of our common stock issued or reserved for issuance under our equity incentive plan. Subject to the satisfaction of vesting conditions, the expiration of lock-up agreements and the requirements of Rule 144, shares registered under the registration statement on Form S-8 will be available for resale immediately in the public market without restriction.

We cannot predict the size of future issuances of our common stock or securities convertible into common stock or the effect, if any, that future issuances and sales of shares of our common stock will have on the market price of our common stock. Sales of substantial amounts of our common stock (including shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices of our common stock.

The underwriters of this offering may waive or release parties to the lock-up agreements entered into in connection with this offering, which could adversely affect the price of our common stock.

Prior to this offering, we, all of our directors and executive officers and SCF will enter into lock-up agreements with respect to their common stock, pursuant to which they are subject to certain resale restrictions for a period of 180 days following the effectiveness date of the registration statement of which this prospectus forms a part. J.P. Morgan Securities LLC may, at any time and without notice, release all or any portion of the common stock subject to the foregoing lock-up agreements. If the restrictions under the lock-up agreements are waived, then common stock will be available for sale into the public markets, which could cause the market price of our common stock to decline and impair our ability to raise capital.

A significant reduction by SCF of its ownership interests in us could adversely affect us.

We believe that SCF's substantial ownership interest in us provides them with an economic incentive to assist us to be successful. Upon the expiration or earlier waiver of the lock-up restrictions on transfers or sales of our securities following the completion of this offering, SCF will not be subject to any obligation to maintain its ownership interest in us and may elect at any time thereafter to sell all or a substantial portion of or otherwise reduce its ownership interest in us. If SCF sells all or a substantial portion of its ownership interest in us, it may have less incentive to assist in our success and its affiliates that are expected to serve as members of our board of directors may resign. Such actions could adversely affect our ability to successfully implement our business strategies which could adversely affect our cash flows or results of operations.

Taking advantage of the reduced disclosure requirements applicable to "emerging growth companies" may make our common stock less attractive to investors.

We qualify as an "emerging growth company" as defined in the JOBS Act. An emerging growth company may take advantage of certain reduced reporting and other requirements that are otherwise applicable generally to public companies. Pursuant to these reduced disclosure requirements, emerging growth companies are not

Use of proceeds

We will receive net proceeds of approximately $256 million from the sale of the common stock by us in this offering assuming an initial public offering price of $19.00 per share (the midpoint of the price range set forth on the cover page of this prospectus) and after deducting estimated expenses and underwriting discounts and commissions payable by us.

We intend to use a portion of the net proceeds from this offering to fully repay the outstanding indebtedness under the two credit facilities we currently have in place and the remainder for general corporate purposes, which may include the acquisition of additional equipment and complementary businesses that enhance our existing service offerings, broaden our service offerings or expand our customer relationships.

The following table illustrates our anticipated use of the net proceeds from this offering:

Sources of funds (In millions)		Use of funds (In millions)	
Net proceeds from this offering	$255.8	Repayment of the Existing Nine Credit Facility(1)	$134.2
		Repayment of Existing Beckman Credit Facility(2)	117.3
		Funding of general corporate purposes . . .	4.3
Total Sources of Funds	$255.8	Total Uses of Funds	$255.8

(1) Pursuant to the Existing Nine Credit Facility, Nine has a $56.2 million term loan. At March 31, 2017, the weighted average interest rate of the term loan was approximately 5.5%. Also, as of March 31, 2017, Nine had $69.0 million of outstanding borrowings (including letters of credit) under the Existing Nine U.S. Revolving Credit Facility (defined and described in "Management's discussion and analysis of financial condition and results of operations—Our credit facilities") and Nine Energy Canada Inc. had $9.0 million of outstanding borrowings (including letters of credit) under the Existing Nine Canadian Revolving Credit Facility (defined and described in "Management's discussion and analysis of financial condition and results of operations—Our credit facilities"). Borrowings under the Existing Nine Credit Facility bear interest at a variable rate. At March 31, 2017, the weighted average interest rates on borrowings under the Existing Nine U.S. Revolving Credit Facility and the Existing Nine Canadian Revolving Credit Facility, all of which were incurred to fund working capital, were approximately 5.7% and 5.5%, respectively. Term loan payments due during the remainder of 2017 total $14.9 million, and all other loans and other obligations under the Existing Nine Credit Facility are scheduled to mature on January 1, 2018. We intend to terminate the Existing Nine Credit Facility in connection with this offering. See "Management's discussion and analysis of financial condition and results of operations—Our credit facilities—Existing Nine Credit Facility" for additional information regarding the Existing Nine Credit Facility.

(2) Pursuant to the Existing Beckman Credit Facility, Beckman has a $6.0 million term loan tranche (with a weighted average interest rate of 6.7% at March 31, 2017) and a $106.3 million term loan tranche (with a weighted average interest rate of 5.5% at March 31, 2017). Also, as of March 31, 2017, Beckman had $5.0 million of outstanding borrowings, which were incurred to fund working capital, under the Existing Beckman Revolving Facility (defined and described in "Management's discussion and analysis of financial condition and results of operations—Our credit facilities"). Borrowings under the Existing Beckman Credit Facility bear interest at a variable rate. At March 31, 2017, the weighted average interest rate on borrowings under the Existing Beckman Revolving Facility was approximately 6.2%. All loans and other obligations under the Existing Beckman Credit Facility are scheduled to mature on June 30, 2018, except for the current portion of the term loans, which totals $2.2 million as of March 31, 2017; $1.5 million is due in the fourth quarter of 2017, and $0.8 million is due in the first quarter of 2018. We intend to terminate the Existing Beckman Credit Facility in connection with this offering. See "Management's discussion and analysis of financial condition and results of operations—Our credit facilities—Existing Beckman Credit Facility" for additional information regarding the Existing Beckman Credit Facility.

Because an affiliate of Wells Fargo Securities, LLC is a lender under the Existing Nine Credit Facility and the Existing Beckman Credit Facility and an affiliate of J.P. Morgan Securities LLC is a lender under the Existing Nine Credit Facility and may receive 5% or more of the net proceeds of this offering, Wells Fargo Securities, LLC and J.P. Morgan Securities LLC may be deemed to have a "conflict of interest" under FINRA Rule 5121, and as a result, this offering will be conducted under that rule. Pursuant to FINRA Rule 5121, a "qualified independent underwriter" meeting certain standards is required to participate in the preparation of the registration statement and prospectus and exercise the usual standards of due diligence with respect thereto. Goldman Sachs & Co. LLC has agreed to act as a "qualified independent underwriter" within the meaning of FINRA Rule 5121 in connection with this offering. See "Underwriting (conflicts of interest)."

A $1.00 increase or decrease in the assumed initial public offering price of $19.00 per share would cause the net proceeds from this offering, after deducting the underwriting discounts and commissions and estimated offering expenses, received by us to increase or decrease, respectively, by approximately $14 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. If the proceeds increase due to a higher initial public offering price, we would use the additional net proceeds for general corporate purposes. If the proceeds decrease due to a lower initial public offering price, then we would first reduce by a corresponding amount the net proceeds directed to general corporate purposes and then, if necessary, the net proceeds directed to repay the outstanding borrowings under the Existing Nine Credit Facility and the Existing Beckman Credit Facility. We expect to enter into our new credit facility concurrently with, and conditioned upon, the consummation of this offering, and if necessary, will use borrowings thereunder to fully repay the outstanding borrowings under the Existing Nine Credit Facility and the Existing Beckman Credit Facility.

Capitalization

The following table sets forth our capitalization as of March 31, 2017:

- on an actual basis; and

- on an as adjusted basis to give effect to (i) an increase in our authorized shares of capital stock, (ii) the consummation of the 18.827 for 1 stock split of our issued and outstanding common stock effected immediately prior to the consummation of this offering, (iii) the issuance of 451,745 shares of common stock issuable upon the exercise of outstanding warrants held by our existing stockholders, which will automatically be exercised on a cashless basis upon the consummation of this offering, (iv) the sale by us of 14,500,000 shares of our common stock in this offering at an assumed initial offering price of $19.00 per share (which is the midpoint of the range set forth on the cover of this prospectus) and the application of the net proceeds from this offering as set forth under "Use of proceeds," and (v) the entry into, and effectiveness of, our new credit facility.

The as adjusted and as further adjusted information set forth in the table below is illustrative only and the as further adjusted information will be adjusted based on the actual initial public offering price and other final terms of this offering. You should read the following table in conjunction with "Use of proceeds," "Selected financial data," "Management's discussion and analysis of financial condition and results of operations" and our historical combined financial statements and related notes thereto appearing elsewhere in this prospectus.

	As of March 31, 2017	
(in thousands, except share and per share amounts)	Actual	As adjusted(1)
Cash and cash equivalents	$ 27,039	$ 31,363
Long-term debt, excluding current maturities:		
Existing Nine Credit Facility	$ 134,173	–
Existing Beckman Credit Facility	117,300	–
New credit facility(2)	–	–
Less: current maturities	(136,423)	–
Total long-term debt(3)	$ 115,050	–
Stockholders' equity:		
Common stock, $0.01 par value; 6,000,000 shares authorized, actual; 250,000,000 shares authorized, as adjusted; 1,826,783 shares issued and outstanding, actual; 49,344,027 shares issued and outstanding, as adjusted	17	493
Preferred stock, $0.01 par value; 100,000 shares authorized, actual; 20,000,000 shares authorized, as adjusted; no shares issued and outstanding, actual and as adjusted	–	–
Additional paid-in capital	356,311	614,650
Warrants(4)	2,687	–
Retained earnings (accumulated deficit)	(47,113)	(47,113)
Treasury stock	–	–
Accumulated other comprehensive loss	(3,493)	(3,493)
Total stockholders' equity	$ 308,409	$564,537
Total capitalization	$ 450,498	$595,900

(1)   A $1.00 increase (decrease) in the assumed initial public offering price of $19.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) cash and cash equivalents, additional paid-in capital, total stockholders' equity and total capitalization by approximately $14 million, $15 million, $15 million and $28 million, respectively, assuming that the number of shares

offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discounts and commissions payable by us. We may also increase or decrease the number of shares we are offering. An increase (decrease) of one million shares offered by us at an assumed offering price of $19.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) cash and cash equivalents, additional paid-in capital, total stockholders' equity and total capitalization by approximately $18 million, $19 million, $19 million and $37 million, respectively, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(2) Concurrently with, and conditioned upon, the consummation of this offering, we expect to enter into our new credit facility. Borrowings under our new credit facility may vary significantly from time to time depending on our cash needs at any given time. We expect our new credit facility to be undrawn upon consummation of this offering, and we expect to be able to incur up to $200 million of additional indebtedness under our new credit facility. However, borrowings could be limited due to borrowing base restrictions.

(3) Excludes deferred financing costs.

(4) Warrants held by our existing stockholders issued in connection with the Subscription Offers will automatically be exercised on a cashless basis into 451,745 shares of our common stock upon the consummation of this offering (assuming no warrants are exercised before the consummation of this offering).

Dilution

Purchasers of the common stock in this offering will experience immediate and substantial dilution in the net tangible book value per share of the common stock for accounting purposes. Our pro forma net tangible book value as of March 31, 2017 was approximately $109 million, or $3.13 per share of common stock. Pro forma net tangible book value per share is determined by dividing our tangible net worth (tangible assets less total liabilities) by the total number of outstanding shares of common stock that will be outstanding immediately prior to the closing of this offering (after giving effect to the Stock Split and the issuance of 451,745 shares of common stock issuable upon the exercise of outstanding warrants held by our existing stockholders, assuming no warrants are exercised before the consummation of this offering). After giving effect to the sale of shares in this offering at an assumed initial public offering price of $19.00 per share (the midpoint of the price range set forth on the cover page of this prospectus), and after deducting estimated discounts and commissions and offering expenses, our adjusted pro forma net tangible book value as of March 31, 2017 would have been approximately $364 million, or $7.37 per share. This represents an immediate increase in the net tangible book value of $4.24 per share to our existing stockholders and an immediate dilution (i.e., the difference between the offering price and the adjusted pro forma net tangible book value after this offering) to new investors purchasing shares in this offering of $11.63 per share. The following table illustrates the per share dilution to new investors purchasing shares in this offering:

Assumed initial public offering price per share		$19.00
Pro forma net tangible book value per share as of March 31, 2017	$3.13	
Increase per share attributable to new investors in this offering	4.24	
Adjusted pro forma net tangible book value per share		7.37
Dilution in adjusted pro forma net tangible book value per share to new investors in this offering		$11.63

The following table summarizes, on an adjusted pro forma basis as of March 31, 2017, the total number of shares of common stock owned by existing stockholders and to be owned by the new investors in this offering, the total consideration paid, and the average price per share paid by our existing stockholders and to be paid by the new investors in this offering at $19.00, the midpoint of the price range set forth on the cover page of this prospectus, calculated before deducting of estimated discounts and commissions and offering expenses:

	Shares acquired		Total consideration		Average price
	Number	Percent	Amount	Percent	per share
Existing stockholders	34,844,027	71%	$ —	0%	$19.00
New investors in this offering	14,500,000	29%	276	100%	
Total	49,344,027	100.0%	$276	100.0%	

Assuming the underwriters' option to purchase additional shares is exercised in full, the number of shares held by new investors will be increased to 16,675,000, or 32% on an adjusted pro forma basis as of March 31, 2017.

A $1.00 increase or decrease in the assumed initial public offering price of $19.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease our adjusted pro forma net tangible book value as of March 31, 2017 by approximately $14 million, the adjusted pro forma net tangible book value per share after this offering by $0.28 per share and the dilution in adjusted pro forma net tangible book value per share to new investors in this offering by $0.28 per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and offering expenses.

(in thousands, except share and per share information)	Three months ended March 31,		Year ended December 31,		
	2017	2016	2016	2015	2014(1)
	(unaudited)				(unaudited)
Other comprehensive income, net of tax					
Foreign currency translation adjustments, net of tax of $0, $0, $0, $0 and $58	(7)	195	210	(4,067)	181
Total other comprehensive income (loss), net of tax	(7)	195	210	(4,067)	181
Total comprehensive income (loss)	$ (20,721)	$ (15,166)	$ (70,701)	$ (43,184)	$ 48,146
Historical earnings per share data(3):					
Weighted average shares outstanding−basic	1,719,446	1,647,715	1,653,277	1,643,912	1,374,510
Income (loss) from continuing operations per share−basic	$ (12.05)	$ (9.32)	$ (42.89)	$ (23.23)	$ 55.42
Loss from discontinued operations per share−basic	$ −	$ −	$ −	$ (0.57)	$ (20.52)
Net income (loss) per share−basic	$ (12.05)	$ (9.32)	$ (42.89)	$ (23.80)	$ 34.90
Weighted average shares outstanding−fully diluted	1,719,446	1,647,715	1,653,277	1,643,912	1,597,866
Income (loss) from continuing operations per share−fully diluted	$ (12.05)	$ (9.32)	$ (42.89)	$ (23.23)	$ 47.67
Loss from discontinued operations per share−fully diluted	$ −	$ −	$ −	$ (0.57)	$ (17.65)
Net income (loss) per share−fully diluted	$ (12.05)	$ (9.32)	$ (42.89)	$ (23.80)	$ 30.02
Pro forma earnings per share data(4) (Unaudited):					
Pro forma weighted average shares outstanding−basic and diluted	32,371,481	31,021,023	31,125,737		
Pro forma earnings (loss) per share−basic and diluted	$ (0.64)	$ (0.50)	$ (2.28)		
Balance sheet data at period end:					
Cash and cash equivalents	$ 27,039		$ 4,074	$ 18,877	$ 24,236
Property and equipment, net	269,780		273,210	325,894	376,920
Total assets	613,743		576,094	658,434	869,933
Long-term debt	251,473		245,888	252,378	379,658
Total stockholders' equity	308,409		288,186	352,676	389,642
Statement of Cash Flows data:					
Net cash (used in) provided by operating activities	$ (10,138)	$ 4,459	$ (3,290)	$ 140,367	$ 127,188
Net cash used in investing activities	(10,749)	(2,914)	(4,176)	(19,251)	(456,955)
Net cash (used in) provided by financing activities	43,859	17,677	(7,315)	(126,878)	335,813
Other financial data:					
EBITDA(5) (unaudited)	$ 972	$ (2,106)	$ (18,669)	$ 23,990	$ 148,628
Adjusted EBITDA(5) (unaudited)	6,054	1,082	9,824	73,901	188,192
ROIC(5) (unaudited)	(12)%	(9)%	(11)%	(5)%	16%
Adjusted gross profit (excluding depreciation and amortization)(5) (unaudited)	$ 13,965	$ 7,343	$ 36,245	$ 105,331	$ 229,127

(1) We closed the acquisitions of Dak-Tana Wireline on April 30, 2014 and Crest Pumping Technologies on June 30, 2014 and Beckman closed the acquisitions of RedZone Coil Tubing on May 2, 2014 and Big Lake Services, LLC on August 29, 2014. As a result, financial results relating to each acquisition for periods prior to the close of each of the aforementioned acquisitions are not reflected in the full year 2014 results.

(2) For 2014, represents a non-cash impairment charge related to the divestiture of certain assets of a subsidiary whose primary focus was conventional completions. See "Note 14—Discontinued Operations" to the financial statements included in this registration statement for additional detail regarding the Tripoint divestiture.

(3) Historical share and per share information does not give effect to the 18.827 for 1 stock split of our issued and outstanding common stock effected immediately prior to the consummation of this offering.

(4) Pro forma earnings per share data give effect to (i) the Subscription Offers and the application of net proceeds therefrom, (ii) the 18.827 for 1 stock split of our issued and outstanding common stock effected immediately prior to the consummation of this offering, (iii) the issuance of 451,745 shares of common stock issuable upon the exercise of outstanding warrants held by our existing stockholders, which will automatically be exercised on a cashless basis upon the consummation of this offering, and (iv) the issuance by us of 14,500,000 shares of common stock pursuant to this offering, and the application of the net proceeds from this offering as set forth under "Use of proceeds," assuming an initial public offering price of $19.00 per share (which is the midpoint of the estimated price range set forth on the cover page of this prospectus). This pro forma earnings per share data is presented for informational purposes only and does not purport to represent what our pro forma net income (loss) or earnings (loss) per share actually would have been had the Stock Split occurred on January 1, 2016 or to project our net income or earnings per share for any future period.

(5) EBITDA, Adjusted EBITDA, ROIC and adjusted gross profit (excluding depreciation and amortization) are non-GAAP financial measures. For definitions of these measures, a reconciliation of EBITDA and Adjusted EBITDA to our net income (loss), an explanation of our calculation of ROIC and a reconciliation of adjusted gross profit (excluding depreciation and amortization) to gross profit (loss), see "—Non-GAAP financial measures" below.

Non-GAAP financial measures

EBITDA and Adjusted EBITDA

EBITDA and Adjusted EBITDA are supplemental non-GAAP financial measures that are used by management and external users of our combined financial statements, such as industry analysts, investors, lenders and rating agencies.

We define EBITDA as net income (loss) before interest expense, depreciation, amortization and income tax expense. EBITDA is not a measure of net income or cash flows as determined by U.S. GAAP.

We define Adjusted EBITDA as EBITDA further adjusted for (i) impairment of goodwill and other intangible assets, (ii) transaction expenses related to acquisitions or the Combination, (iii) loss from discontinued operations, (iv) loss or gains from the revaluation of contingent liabilities, (v) non-cash stock-based compensation expense, (vi) loss or gains on sale of assets, (vii) inventory writedown, and (viii) adjustment for expenses or charges, to exclude certain items which we believe are not reflective of ongoing performance of our business, such as costs related to this offering, legal expenses and settlement costs related to litigation outside the ordinary course of business, and restructuring costs.

Management believes EBITDA and Adjusted EBITDA are useful because they allow for a more effective evaluation of our operating performance and compare the results of our operations from period to period without regard to our financing methods or capital structure. We exclude the items listed above from net income in arriving at these measures because these amounts can vary substantially from company to company within our industry depending upon accounting methods and book values of assets, capital structures and the method by which the assets were acquired. These measures should not be considered as an alternative to, or more meaningful than, net income or cash flows from operating activities as determined in accordance with GAAP or as an indicator of our operating performance or liquidity. Certain items excluded from these measures are significant components in understanding and assessing a company's financial performance, such as a company's cost of capital and tax structure, as well as the historic costs of depreciable assets, none of which are components of these measures. Our computations of these measures may not be comparable to other similarly titled measures of other companies. We believe that these are widely followed measures of operating performance and may also be used by investors to measure our ability to meet debt service requirements.

Adjusted EBITDA

Adjusted EBITDA was $10.2 million for the year ended December 31, 2016 as compared with $73.9 million for the year ended December 31, 2015, a decrease of 86%. The Adjusted EBITDA decrease is primarily due to the changes in revenues and expenses discussed above.

Liquidity and capital resources

Sources and uses of liquidity

Historically, we have met our liquidity needs principally from cash flows from operating activities, external borrowings and capital contributions. Our principal uses of cash are to fund capital expenditures and acquisitions to service our outstanding debt and to fund our day to day operations. We continually monitor potential capital sources, including equity and debt financing, to meet our investment and target liquidity requirements. Our future success and growth will be highly dependent on our ability to continue to access outside sources of capital.

At March 31, 2017, we had $27.0 million of cash and cash equivalents and $15.9 million of availability under the Existing Nine Credit Facility and the Existing Beckman Credit Facility collectively, which resulted in a total liquidity position of $42.9 million. On a pro forma basis giving effect to (i) this offering and the use of net proceeds therefrom to fully repay all outstanding borrowings under the Existing Nine Credit Facility and the Existing Beckman Credit Facility and the remainder for general corporate purposes, and (ii) the entry into our new credit facility, which we expect to be undrawn upon consummation of this offering, as of March 31, 2017, we had $27.0 million of cash on hand and $55.1 million of availability under our new credit facility. As discussed in Note 6 to our unaudited financial statements, the Company had $134.2 million of debt under the Existing Nine Credit Facility as of March 31, 2017 that is scheduled to mature on January 1, 2018, which is within twelve months of the date of the issuance of the financial statements. As discussed above, we plan to repay in full the Existing Nine Credit Facility prior to its maturity with the proceeds of this offering and expect to have no debt following the completion of this offering. Our ability to satisfy our liquidity requirements following this offering depends on our future operating performance, which is affected by prevailing economic conditions, the level of drilling, completion and production activity for North American onshore oil and natural gas resources, and financial and business and other factors, many of which are beyond our control.

Our total 2017 capital expenditure budget, excluding possible acquisitions, is $78 million. The nature of our capital expenditures is comprised of a base level of investment required to support our current operations and amounts related to growth and company initiatives. Capital expenditures for growth and company initiatives are discretionary. We continuously evaluate our capital expenditures, and the amount we ultimately spend will depend on a number of factors including expected industry activity levels and company initiatives. We believe the net proceeds from this offering, together with cash flows from operations and borrowings under our new credit facility, should be sufficient to fund our capital requirements for the next twelve months.

Although we do not budget for acquisitions, pursuing growth through acquisitions is a significant part of our business strategy. Our ability to make significant additional acquisitions for cash will require us to obtain additional equity or debt financing, which we may not be able to obtain on terms acceptable to us or at all.

Our new credit facility

Concurrently with, and conditioned upon, the consummation of this offering, we intend to enter into our new credit facility. Borrowings under our new credit facility may vary significantly from time to time depending on our cash needs at any given time. Upon consummation of this offering, we expect that approximately $55.1 million will be available under our new credit facility.

Our new credit facility will be evidenced by a credit agreement (the "New Credit Agreement") with JPMorgan Chase Bank, N.A., as administrative agent, and certain other financial institutions. Pursuant to the New Credit Agreement, Nine and its domestic restricted subsidiaries will be entitled to borrow up to $200 million (including letters of credit) as revolving credit loans under the U.S. revolving commitments, and Nine Canada will be entitled to borrow up to $20 million (including letters of credit) as revolving credit loans under the Canadian revolving commitments. At no time will the maximum principal amount of revolving credit loans, together with the face amount of letters of credit, under the New Credit Agreement be permitted to exceed $200 million, absent Nine obtaining additional commitments from existing or new lenders.

The actual amount available to be borrowed at any time under the New Credit Agreement will be limited by a U.S. borrowing base for Nine and its domestic restricted subsidiaries and a Canadian borrowing base for Nine Canada which, in each case, will be determined no less frequently than monthly based on a formula calculated by reference to eligible receivables and eligible inventory of the applicable borrowers.

All of the obligations under the New Credit Agreement will be secured by first priority perfected security interests (subject to permitted liens) in substantially all of the personal property of Nine and its domestic restricted subsidiaries (including Beckman and its subsidiaries), excluding certain assets. All borrowings under the New Credit Agreement by Nine Canada as Canadian borrower will be secured by substantially all of Nine Canada's personal property, excluding certain assets.

Loans to Nine and its domestic restricted subsidiaries under the New Credit Agreement may be base rate loans or LIBOR loans, and loans to Nine Canada may be prime rate loans or CDOR loans. The applicable margin for base rate and prime rate loans will vary from 1.00% to 1.75%, and the applicable margin for LIBOR loans and CDOR loans will vary from 2.00% to 2.75%, in each case depending on Nine's leverage ratio. Nine and Nine Canada will be permitted to repay any amounts borrowed prior to the maturity date without any premium or penalty other than customary LIBOR or CDOR breakage costs.

If addition, a commitment fee of 0.50% per annum will be charged on the average daily unused portion of the revolving commitments except that such fee is reduced to 0.375% per annum if utilization is equal to or less than 33% of the revolving commitments. Such commitment fee is payable quarterly in arrears.

The New Credit Agreement will contain various affirmative and negative covenants, including financial reporting requirements and limitations on indebtedness, liens, mergers, consolidations, liquidations and dissolutions, sales of assets, dividends and other restricted payments, investments (including acquisitions) and transactions with affiliates. The New Credit Agreement will not contain any financial covenants, other than a "springing" fixed charge coverage ratio of 1.00 to 1.00, which will require Nine's compliance with such fixed charge coverage ratio will only be required in the event that (a) availability under the New Credit Agreement is less than the greater of (i) $10 million or (ii) 10% of the greater of the then applicable borrowing base and the aggregate revolving commitments or (b) an event of default occurs, and such compliance will continue to be required until (1) availability remains in excess of the greater of (x) $10 million or (y) 10% of the greater of the then applicable borrowing base and the aggregate commitments and (2) no event of default exists, in each case for 30 consecutive days. So long as the fixed charge coverage ratio is activated, it will be tested on a quarterly basis.

view us as an attractive distribution platform for their products. This allows us to benefit from new products and technologies while minimizing our R&D expenditures. We believe our ROIC generally exceeds that of many other oilfield service providers. For a definition of ROIC, which is a non-GAAP financial measure, see "Prospectus summary—Summary financial data—Non-GAAP financial measures."

Experienced and entrepreneurial management team and board of directors with a successful track record of executing growth and acquisition strategies

The members of our management team and board of directors have a blend of operating, financial and leadership experience in the industry, that we believe provides us with a competitive advantage. We have a deep management team, with experienced mid-level and field managers, many of whom previously started and managed smaller independent onshore oilfield services companies. Our management team has an average of over 20 years of experience in the oilfield service industry, and our field managers have expertise in the geological basins in which they operate and understand the regional challenges that our customers face. We believe this experience provides our management team with an in-depth understanding of our customers' needs, which enhances our ability to deliver innovative, customer-driven solutions throughout varying industry cycles, which in turn strengthens our relationships with our customers. Many members of our senior management team are entrepreneurs and company founders who joined our company and remain major stockholders, and over 80% of company founders who joined our company continue to be a part of our company today. This is an important part of our growth-focused corporate culture. We focus on partnering with the right management teams and companies, which has enabled us to identify and acquire high-quality businesses with a similar culture to us and synergistically integrate them into our existing operation. Nine has completed four acquisitions as well as the Combination with Beckman. We believe this significant experience in identifying and closing acquisitions will help us identify additional attractive acquisition opportunities in the future. In addition, we believe that our extensive industry contacts and those of SCF Partners, our equity sponsor, will facilitate the identification of acquisition opportunities. See "Prospectus summary—Our equity sponsor" for information regarding SCF Partners.

Balance sheet flexibility to selectively pursue accretive growth avenues

On a pro forma basis giving effect to (i) this offering and the use of net proceeds therefrom to fully repay all outstanding borrowings under the Existing Nine Credit Facility and the Existing Beckman Credit Facility and the remainder for general corporate purposes and (ii) the entry into our new credit facility, which we expect to be undrawn upon consummation of this offering, as of March 31, 2017, we had $27.0 million of cash on hand and $55.1 million of availability under our new credit facility, providing us with the flexibility to pursue opportunities to grow our business. See "Management's discussion and analysis of financial condition and results of operations—Our credit facilities—Our new credit facility" for information regarding our new credit facility, which we expect to enter into concurrently with, and conditioned upon, the consummation of this offering. Given our broad geographic and services footprint and strong reputation in the industry, we believe that we will have significant optionality to grow in existing service areas or expand into new areas as demanded by our customers.

Maintain a strong balance sheet to preserve operational and strategic flexibility

We intend to maintain a conservative approach to managing our balance sheet, which allows us to better react to changes in commodity prices and related demand for our services as well as overall market conditions. We carefully manage our liquidity and debt position through monitoring our cash flows and spending levels. We intend to use a portion of the proceeds from this offering to improve our liquidity by repaying all outstanding borrowings under the Existing Nine Credit Facility and the Existing Beckman Credit Facility and the remainder for general corporate purposes, which may include the acquisition of additional equipment and complementary businesses that enhance our existing service offerings, broaden our service offerings or expand our customer relationships. On a pro forma basis giving effect to (i) this offering and the use of net proceeds therefrom to fully repay all outstanding borrowings under the Existing Nine Credit Facility and the Existing Beckman Credit Facility and the remainder for general corporate purposes and (ii) the entry into our new credit facility, which we expect to be undrawn upon consummation of this offering, as of March 31, 2017, we had $27.0 million of cash on hand and $55.1 million of availability under our new credit facility, providing us with the flexibility to pursue opportunities to grow our business.

Our history and the combination

We were formed on February 28, 2013 through a combination of three service companies owned by SCF, the first of which was acquired in March 2011. Our foundation consisted of an entrepreneurial team with proven industry expertise and technological solutions for well completions, which we have continued to build upon organically and through acquisitions. We subsequently acquired Peak Pressure Control in August 2013, Dak-Tana Wireline in April 2014, Crest Pumping Technologies in June 2014 and G8 Oil Tool and its intellectual property related to its Scorpion frac plug in September 2015. These acquisitions provided us additional size, scale, product and service diversity and capabilities as well as an expanded geographic footprint. We have focused on the integration of these companies to create one united brand, culture and vision, while combining their expertise to develop customized completion solutions to the market.

On February 28, 2017, we merged with Beckman, a growth-oriented oilfield services company that provides a wide range of well service and coiled tubing services. Pursuant to the Combination, all of the issued and outstanding shares of Beckman common stock were converted into shares of our common stock, other than 1.6% of Beckman shares paid in cash. Prior to the Combination, Beckman was also an SCF Partners portfolio company since July 2012. A key strategic rationale for the Combination was to enhance our ability to serve customers and our growth potential through broader product lines and basin diversification, enabling us to cross-sell our products and compete with larger companies. For more information on the Combination, see "Certain relationships and related party transactions—The Combination."

Sales and marketing

Our sales activities are conducted through a network of sales representatives and business development personnel, which provides us coverage at both the corporate and field level of our customers. Sales representatives work closely with local operations managers to target potential opportunities through strategic focus and planning. Customers are identified as targets based on their drilling and completion activity, geographic location and economic viability. Direction of the sales team is conducted through weekly meetings and daily communication. The Completion Solutions team is led by a Vice President or Director of Sales within the service line that reports to the segment President. Our marketing activities are performed internally with input and guidance from a third party marketing agency. Our strategy is based on building a strong North American brand though multiple media outlets including our website, select social media accounts, print, billboard advertisements, press releases and various industry-specific conferences, publications and lectures.

Management

Executive officers and directors

Set forth below are the names, ages and positions of our executive officers and directors as of April 25, 2017. All directors are elected for a term of one year or serve until their successors are elected and qualified or upon earlier of death, disability, resignation or removal. All executive officers hold office until their successors are elected and qualified or upon earlier of death, disability, resignation or removal. There are no family relationships among any of our directors or executive officers, except that David Baldwin and Mark Baldwin are brothers. The address of each director and executive officer is: 16945 Northchase Drive, Suite 1600, Houston, TX 77060.

Name	Age	Position
Ann G. Fox	40	President, Chief Executive Officer, Secretary and Director
David Crombie	43	Executive Vice President and President, Completion Solutions
Douglas S. Aron	43	Executive Vice President and Chief Financial Officer
Edward Bruce Morgan	49	President, Production Solutions
Theodore R. Moore	39	Senior Vice President and General Counsel
Ernie L. Danner	62	Chairman of the Board
David C. Baldwin	54	Director
Mark E. Baldwin	63	Director
Curtis F. Harrell	53	Director
Scott E. Schwinger	52	Director
Gary L. Thomas	67	Director
Andrew L. Waite	56	Director

Ann G. Fox, President, Chief Executive Officer, Secretary and Director.   Ms. Fox has served as the President, Chief Executive Officer and Secretary of the Company since July 2015, and from February 2013 to July 2015, Ms. Fox served the Company as Chief Financial Officer and Vice President, Strategic Development. From December 2008 to February 2013, Ms. Fox served in various positions with SCF Partners, focusing on the evaluation of potential investment opportunities. Ms. Fox became a Managing Director of SCF Partners in December 2012. Prior to joining SCF Partners, Ms. Fox served in the United States Marine Corps. During her service, Ms. Fox worked with a small team embedded in the South of Iraq in order to ensure Iraqi Security Force combat operations were consistent with the application of US counterinsurgency tactics. Ms. Fox has also served as an Investment Banking Analyst for both Prudential Securities and Warburg Dillon Read in New York. Ms. Fox holds a Bachelors of Science in Diplomacy and Security in World Affairs from Georgetown University's Walsh School of Foreign Service and an M.B.A. from the Harvard Business School. We believe that Ms. Fox's leadership experience, industry experience and deep knowledge of our business and our customers make her well qualified to serve as our President, Chief Executive Officer and Director.

David Crombie, Executive Vice President and President, Completion Solutions.   Mr. Crombie currently serves as the President, Completion Solutions and as an Executive Vice President of the Company. Prior to serving in this position, Mr. Crombie served as President, US Wireline and Cementing and was an EVP of the Company from December 2013 to February 2017. Mr. Crombie joined the Company from Crest Pumping Technologies, LLC, securities of energy companies in the exploration and production and oilfield service industry segments. From 1995 to 1997, Mr. Harrell served as Director of Domestic Corporate Finance for Enron Capital & Trade Resources, Inc. from 1995 to 1997, where he was responsible for initiating and executing a variety of debt and equity financing transactions for independent exploration and production companies. Before Enron Capital & Trade Resources, Mr. Harrell spent eight years working in corporate finance and reservoir engineering positions for two public independent exploration and production companies, Kelley Oil & Gas Corporation and Pacific Enterprises Oil Company, Inc. He serves as a Director of Carlile Bancshares, Inc. Mr. Harrell has over fifteen years of experience in corporate finance and management. He served as a Director of Brigham Exploration Co. since August 1999. He was a Member of Yellowstone Academy Board of Directors. Mr. Harrell holds a B.S. in Petroleum Engineering from the University of Texas at Austin and M.B.A. from Southern Methodist University. We believe that Mr. Harrell's extensive experience as an executive officer of other oil and natural gas companies, and his strategic, operational and financial expertise in the oil and natural gas industry make him well qualified to serve as a Director on our board of directors.

Scott E. Schwinger, Director. Mr. Schwinger was appointed as a director of Nine on May 25, 2017. Mr. Schwinger is the President and CEO of the McNair Group and the Chief Financial Officer for the Houston Texans, a National Football League franchise. For the past 20 years, Mr. Schwinger has held positions with various companies owned, directly or indirectly, by Robert C. McNair including President of Palmetto Partners Ltd., RCM Financial Services, L.P., and Vice President of Cogen Technologies. In April 2010, he was named the CEO of The McNair Group. In his role, he oversees the investment and management activities for The McNair Group of companies which include portfolios of public and private equities and certain operating companies. Mr. Schwinger serves as managing director of EMC Holdings, L.L.C., a private energy investment fund, and also serves on the board of directors of the YES Prep Public Schools, The Make-A-Wish Foundation and The Endowment Fund. Mr. Schwinger received an M.B.A. from the University of Texas at Austin and a B.A. in mathematics from Vanderbilt University. We believe that Mr. Schwinger's broad experience as an executive officer and proven financial expertise make him well qualified to serve as a Director on our board of directors.

Gary L. Thomas, Director.   Mr. Thomas has served as a Director of the Company since March 15, 2013. Mr. Gary L. Thomas is President and Chief Operating Officer of EOG Resources, Inc. Mr. Thomas served as a Senior Executive Vice President of Operations at EOG Resources, Inc. from February 2007 to September 2011. He served as an Executive Vice President, North America Operations of EOG Resources Inc. since May 1998 and served as its Executive Vice President, Operations from May 1998 to February 26, 2007. Previously, he served as Senior Vice President and General Manager of EOG's Midland Division. Mr. Thomas joined a predecessor of EOG in July 1978. He holds a Petroleum Engineering degree from The University of Texas at Austin and a Master's degree in Engineering Management from The University of Tulsa. We believe that Mr. Thomas' experience in the oil and gas industry, the perspective he brings as a result of his long tenure as an executive of a public company, and his valuable insight as a result of his long history as a customer for the oilfield services industry make him well qualified to serve as a Director on our board of directors.

Andrew L. Waite, Director.   Mr. Waite has served as a director of Nine since February 28, 2013. He served as Chairman of Nine from February 2013 until the consummation of the Combination. Mr. Waite is Co-President of LESA, the ultimate general partner of SCF, and has been an officer of that company since October 1995. He was previously Vice President of Simmons & Company International, where he served from August 1993 to September 1995. From 1984 to 1991, Mr. Waite held a number of engineering and project management positions with the Royal Dutch/Shell Group, an integrated energy company. Mr. Waite currently serves on the board of directors of Forum Energy Technologies, Inc. (NYSE: FET), a position he has held since August 2010, is on the board of directors of Atlantic Navigation Holdings (Singapore) Limited (SGX: 5UL), a position he has held since January 2016. Mr. Waite previously served on the board of directors of Complete Production Services, Inc., a provider of specialized oil and gas completion and production services from 2007 to 2009, Hornbeck Offshore

Services, Inc., a provider of marine services to exploration and production oilfield service, offshore construction and military customers from 2000 to 2006, and Oil States International, Inc., a diversified oilfield services and equipment company from August 1995 through April 2006. Mr. Waite received an M.B.A. with High Distinction from the Harvard University Graduate School of Business Administration, an M.S. degree in Environmental Engineering Science from California Institute of Technology and a BSc degree with First Class Honours in Civil Engineering from England's Loughborough University of Technology. We believe that Mr. Waite's extensive public company experience in the energy sector, in particular in the oilfield services industry, and his experience in identifying strategic growth trends in the energy industry and evaluating potential transactions make him well qualified to serve on our board of directors. Further, his service as a Co-President of the ultimate general partner of our largest stockholder provides a valuable perspective into its insights and interests.

Board of directors

The number of members of our board of directors will be determined from time-to-time by resolution of the board of directors. Currently, our board of directors consists of seven persons. We expect our board of directors will be increased to 8 persons in connection with this offering.

Upon consummation of this offering, our board of directors will be divided into three classes of directors, with each class as equal in number as possible, serving staggered three-year terms. Class I, Class II and Class III directors will serve until our annual meetings of stockholders in 2018, 2019 and 2020, respectively. David C. Baldwin and Curtis F. Harrell will be assigned to Class I; Scott E. Schwinger, Gary L. Thomas and Andrew L. Waite will be assigned to Class II; and Mark E. Baldwin, Ernie L. Danner and Ann G. Fox will be assigned to Class III. At each annual meeting of stockholders held after the initial classification, directors will be elected to succeed the class of directors whose terms have expired. This classification of our board of directors could have the effect of increasing the length of time necessary to change the composition of a majority of the board of directors. In general, at least two annual meetings of stockholders will be necessary for stockholders to effect a change in a majority of the members of the board of directors. Our directors are removable only for "cause."

In evaluating director candidates, we will assess whether a candidate possesses the integrity, judgment, knowledge, experience, skills and expertise that are likely to enhance the board of directors' ability to manage and direct our affairs and business, including, when applicable, to enhance the ability of the committees of the board of directors to fulfill their duties.

Our board of directors has determined that Mark E. Baldwin, Curtis F. Harrell and Scott E. Schwinger are independent under NYSE listing standards.

Committees of the board of directors

Our board of directors intend to establish an audit committee and a nominating, governance and compensation committee prior to the completion of this offering, and we may have such other committees as the board of directors shall determine from time to time. We anticipate that each of the standing committees of the board of directors will have the composition and responsibilities described below.

Audit committee

We will establish an audit committee prior to the completion of this offering. We anticipate that following completion of this offering, our audit committee will consist of Mark E. Baldwin, Curtis F. Harrell and Scott E. Schwinger, each of whom will be independent under SEC rules and NYSE listing standards. As required by the SEC rules and NYSE listing standards, the audit committee will consist solely of independent directors. SEC rules also require that a public company disclose whether or not its audit committee has an "audit committee financial expert" as a member. An "audit committee financial expert" is defined as a person who, based on his or her experience, possesses the attributes outlined in such rules. We anticipate that at least one of our independent directors will satisfy the definition of "audit committee financial expert."

This committee will oversee, review, act on and report on various auditing and accounting matters to our board of directors, including: the selection of our independent accountants, the scope of our annual audits, fees to be paid to the independent accountants, the performance of our independent accountants and our accounting practices. In addition, the audit committee will oversee our compliance programs relating to legal and regulatory requirements. We expect to adopt an audit committee charter defining the committee's primary duties in a manner consistent with the rules of the SEC and applicable stock exchange or market standards. We expect to adopt an audit committee charter defining the committee's primary duties in a manner consistent with the rules of the SEC and the listing standards of the NYSE.

Nominating, governance and compensation committee

We will establish a nominating, governance and compensation committee prior to the completion of this offering. We anticipate that the nominating, governance and compensation committee will consist of Mark E. Baldwin, Curtis F. Harrell and Scott E. Schwinger, each of whom will be "independent" under the NYSE listing standards. This committee will identify, evaluate and recommend qualified nominees to serve on our board of directors; develop and oversee our internal corporate governance processes; and maintain a management succession plan. This committee will also establish salaries, incentives and other forms of compensation for officers and other employees and will administer our incentive compensation and benefit plans. We expect to adopt a nominating, governance and compensation committee charter defining the committee's primary duties in a manner consistent with the rules of the SEC and the listing standards of the NYSE.

Compensation committee interlocks and insider participation

None of our executive officers serve on the board of directors or compensation committee of a company that has an executive officer that serves on our board or nominating, governance and compensation committee. No member of our board is an executive officer of a company in which one of our executive officers serves as a member of the board of directors or compensation committee of that company.

Executive sessions of our board of directors

Our independent directors are provided the opportunity to meet in executive session at each regularly scheduled meeting of our board.

Risk oversight

The board is actively involved in oversight of risks that could affect us. This oversight function is conducted primarily through committees of our board, but the full board retains responsibility for general oversight of risks. The Audit Committee is charged with oversight of our system of internal controls and risks relating to financial reporting, legal, regulatory and accounting compliance. Our board will continue to satisfy its oversight responsibility through full reports from the Audit Committee chair regarding the committee's considerations and actions, as well as through regular reports directly from officers responsible for oversight of particular risks within our Company.

Code of business conduct and ethics

Prior to the completion of this offering, our board of directors will adopt a code of business conduct and ethics applicable to our employees, directors and officers, in accordance with applicable U.S. federal securities laws

Certain relationships and related party transactions

The descriptions set forth below are qualified in their entirety by reference to the applicable agreements and unless otherwise indicated, are reflected on a pre-Stock Split basis.

The Combination

On February 28, 2017, we closed the Combination with Beckman, a growth-oriented oilfield services company that provides a wide range of well and coiled tubing services. Pursuant to the Combination, all of the issued and outstanding shares of Beckman common stock were converted into shares of our common stock, except 1.6% of Beckman shares paid in cash. In addition to the conversion of all of the shares of outstanding common stock of Beckman to shares of our common stock, all of the restricted stock and outstanding stock options of Beckman were also converted to restricted stock and stock options of Nine. Options exercisable for approximately 17,313 shares of Beckman common stock with a weighted average exercise price of $123.02 per share and 20,225 shares of restricted stock of Beckman outstanding as of December 31, 2016 converted to options exercisable for approximately 9,808 shares of our common stock with a weighted average exercise price of $216.91 per share and 11,458 shares of restricted stock of Nine.

Prior to the Combination, Beckman was also an SCF Partners portfolio company. A key strategic rationale for the Combination was to enhance our ability to serve customers and our growth potential through broader product lines and basin diversification, enabling us to cross-sell our products and compete with larger companies. The Combination was a means of achieving these objectives and created various synergistic opportunities, including greater ability to raise capital for expansion, opportunity to develop broader and more diversified product lines, ability to compete with larger companies and opportunity to leverage internal initiatives.

Immediately prior to the Combination and the Subscription Offers (described below), SCF owned 615,525 shares of Beckman common stock or 56.4%.

Immediately following the completion of the transactions contemplated by the Combination and the Subscription Offers, SCF beneficially owned a total of 1,088,426 shares of our common stock (calculated pursuant to Rule 13d-3 under the Securities Exchange Act of 1934 (the "Exchange Act")). This beneficial ownership consisted of (1) 938,064 shares of common stock issued to SCF in connection with the Combination, (2) 100,242 shares of common stock issued to SCF in connection with the Subscription Offers, and (3) warrants to purchase 50,120 shares of our common stock issued to SCF in connection with the Subscription Offers. For a discussion of the Combination, please see "Prospectus Summary—Our history and the Combination," and for a discussion of the Subscription Offers, and related issuance of warrants to SCF, please see "—Subscription and warrant agreements."

Transactions with our significant stockholders and our directors and executive officers

During 2014, in conjunction with an exercise of warrants to provide a capital infusion, a $1.25 million promissory note was issued to Christopher Payson, who was an executive officer of the Company in 2014 and 2015. The principal is due on June 30, 2019 (the "Maturity Date"). Interest of 4% per annum is due and payable on the Maturity Date. As of December 31, 2015 and 2014, the outstanding balance of the notes, including principal and unpaid interest, was $2.7 million and $1.3 million, respectively.

During 2014, promissory notes totaling $9.4 million were issued to former owners of Crest, including Mr. Crombie. The principal is due on June 30, 2019. The interest rate is based on the prime rate, the federal funds rate or LIBOR, plus a margin to be determined in connection with Nine's credit agreement, and is due quarterly. Mr. Crombie paid $1.8 million during 2016 to repay his promissory note in full. From 2014 to the date of such repayment, Mr. Crombie made principal and interest payments totaling $1.8 million and $0.1 million, respectively.

In 2014, Beckman entered into a shared services agreement with Winco Development, LLC ("Winco"), pursuant to which Winco provides office space, personnel and certain general and administrative services to Beckman. A

Security ownership of certain beneficial owners and management

The following table sets forth information with respect to the beneficial ownership of our common stock as of May 26, 2017 by:

- each of our Named Executive Officers;
- each of our directors;
- all of our directors and executive officers as a group; and
- each person known to us to beneficially own 5% or more of our outstanding common stock.

Except as otherwise indicated, the persons or entities listed below have sole voting and investment power with respect to all shares of our common stock beneficially owned by them, except to the extent this power may be shared with a spouse. All information with respect to beneficial ownership has been furnished by the respective directors, executive officers, or 5% or more stockholders, as the case may be. Unless otherwise noted, the mailing address of each listed beneficial owner is 16945 NorthChase Drive, Suite 1600, Houston, Texas 77060.

To the extent the underwriters sell more than 14,500,000 shares of common stock, the underwriters have the option to purchase, exercisable within 30 days from the date of this prospectus, up to an additional 2,175,000 shares from us.

Name and address of beneficial owner	Shares beneficially owned prior to the offering		Shares beneficially owned after this offering (assuming no exercise of the underwriters' option to purchase additional shares)		Shares beneficially owned after this offering (assuming exercise in full of the underwriters' option to purchase additional shares)	
	Number	%(1)	Number	%	Number	%
5% or more Stockholders:						
SCF(2)	**19,831,276**	**57.7**	**19,831,276**	**40.6**	**19,831,276**	**38.8**
Directors and Named Executive Officers:						
Ann G. Fox	408,365	1.2	408,365	*	408,365	*
David Crombie	419,711	1.2	419,711	*	419,711	*
Edward Bruce Morgan	271,948	*	271,948	*	271,948	*
Ernie L. Danner	174,868	*	174,868	*	174,868	*
David C. Baldwin	—	—	—	—	—	—
Mark E. Baldwin	29,067	*	29,067	*	29,067	*
Curtis F. Harrell	90,705	*	90,705	*	90,705	*
Scott E. Schwinger	[—]	[—]	[—]	[—]	[—]	[—]
Gary L. Thomas	29,067	*	29,067	*	29,067	*
Andrew L. Waite	—	—	—	—	—	—
All directors and executive officers as a group (12 persons)	**1,687,286**	**4.9**	**1,687,286**	**3.5**	**1,687,286**	**3.3**

* less than 1%.

(1) Based upon an aggregate of 34,392,282 shares outstanding as of March 31, 2017. For each stockholder, in accordance with Rule 13d-3 promulgated under the Exchange Act, this percentage is determined by assuming the named stockholder exercises all options, warrants and other instruments pursuant to which the stockholder has the right to acquire shares of our common stock within 60 days of May 26, 2017, but that no other person exercises any options, warrants or other purchase rights (except with respect to the calculation of the beneficial ownership of all directors and executive officers as a group, for which the percentage assumes that all directors and executive officers exercise any options, warrants or other purchase rights).

(2) Includes 283,403 shares issuable upon exercise of warrants. L. E. Simmons is the natural person who has voting and investment control over the securities owned by SCF. Mr. Simmons serves as the President and sole member of the board of directors of LESA, the ultimate general partner of SCF. Because SCF-VII, L.P. and SCF-VII(A), L.P. are controlled by LESA, these entities may be considered to be a group for purposes of Section 13(d)(3) under the Exchange Act. As a group, SCF beneficially owns 19,831,276 shares of our common stock in the aggregate. This beneficial ownership includes 17,660,632 shares of our common stock held by SCF-VII, L.P. and 1,887,241 shares of our common stock held by SCF-VII(A), L.P. The address for SCF-VII, L.P. and SCF-VII(A), L.P. is 600 Travis Street, Suite 6600, Houston, Texas 77002.

Description of capital stock

Our authorized capital stock consists of 250,000,000 shares of common stock, par value $0.01 per share, of which 49,344,027 shares of common stock will be issued and outstanding upon completion of this offering, which includes the issuance of 451,745 shares of common stock issuable upon the exercise of outstanding warrants held by our existing stockholders, which will automatically be exercised on a cashless basis upon the consummation of this offering, and 20,000,000 shares of preferred stock, par value $0.01 per share, of which no shares will be issued and outstanding.

The following summary of the capital stock and our charter and our bylaws does not purport to be complete and is qualified in its entirety by reference to the provisions of applicable law and to our charter and bylaws, which will be filed as exhibits to the registration statement of which this prospectus is a part.

Common stock

Except as provided by law or in a preferred stock designation, holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Because holders of our common stock have the exclusive right to vote for the election of directors and do not have cumulative voting rights, the holders of a majority of the shares of our common stock can elect all of the members of the board of directors standing for election, subject to the rights, powers and preferences of any outstanding series of preferred stock. Subject to the rights and preferences of any preferred stock that we may issue in the future, the holders of our common stock are entitled to receive:

- dividends as may be declared by our board of directors; and

- all of our assets available for distribution to holders of our common stock in liquidation, pro rata, based on the number of shares held.

There are no redemption or sinking fund provisions applicable to our common stock. All outstanding shares of our common stock are fully paid and non-assessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and non-assessable.

Preferred stock

Subject to the provisions of our charter and legal limitations, our board of directors will have the authority, without further vote or action by our stockholders:

- to issue up to 20,000,000 shares of preferred stock in one or more series; and

- to fix the rights, preferences, privileges and restrictions of our preferred stock, including provisions related to dividends, conversion, voting, redemption, liquidation and the number of shares constituting the series or the designation of that series, which may be superior to those of our common stock.

There will be no shares of preferred stock outstanding upon the closing of this offering, and we have no present plans to issue any preferred stock.

The issuance of shares of preferred stock by our board of directors as described above may adversely affect the rights of the holders of our common stock. For example, preferred stock may rank prior to our common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of our common stock. The issuance of shares of preferred stock may discourage third-party bids for our common stock or may otherwise adversely affect the market price of our common stock. In addition,

Shares eligible for future sale

Prior to this offering, there has been no public market for our common stock. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of a substantial number of shares of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity-related capital at a time and price we deem appropriate.

Sales of restricted shares

Upon the closing of this offering, we will have outstanding an aggregate of 49,344,027 shares of common stock, which includes the issuance of 451,745 shares of common stock issuable upon the exercise of outstanding warrants held by our existing stockholders, which will automatically be exercised on a cashless basis upon the consummation of this offering. Of these shares, all of the 14,500,000 shares of common stock to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless the shares are held by any of our "affiliates" as such term is defined in Rule 144 of the Securities Act. All remaining shares of common stock held by existing stockholders will be deemed "restricted securities" as such term is defined under Rule 144. The restricted securities were, or will be, issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below.

As a result of the lock-up agreements described below and the lock-up provision contained in our existing stockholders agreement and the provisions of Rule 144 and Rule 701 under the Securities Act, the shares of our common stock (excluding the shares to be sold in this offering) that will be available for sale in the public market are as follows:

- 34,844,027 shares will be eligible for sale upon the expiration of the lock-up agreements, beginning 180 days after the date of this prospectus (subject to extension) and when permitted under Rule 144 or Rule 701; and

- 35,714,653 shares will be eligible for sale, upon exercise of vested options and outstanding warrants, upon the expiration of the lock-up agreements, beginning 180 days after the date of this prospectus.

Lock-up agreements

We, all of our directors and officers and SCF have agreed not to sell any common stock for a period of 180 days from the date of this prospectus, subject to certain exceptions and extensions. See "Underwriting (conflicts of interest)" for a description of these lock-up provisions.

Rule 144

In general, under Rule 144 as currently in effect, once we have been a reporting company subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act for 90 days, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for a least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

Underwriting (conflicts of interest)

We are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC, Goldman Sachs & Co. LLC and Wells Fargo Securities, LLC are acting as joint book-running managers of the offering and as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of shares
J.P. Morgan Securities LLC	
Goldman Sachs & Co. LLC	
Wells Fargo Securities, LLC	
Merrill Lynch, Pierce, Fenner & Smith Incorporated	
Credit Suisse Securities (USA) LLC	
Raymond James & Associates, Inc.	
Piper Jaffray & Co.	
Tudor, Pickering, Holt & Co. Securities, Inc.	
HSBC Securities (USA) Inc.	
Scotia Capital (USA) Inc.	
UBS Securities LLC	
Total	14,500,000

The underwriters are committed to purchase all the common shares offered by us. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the common shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $ per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $ per share from the initial public offering price. After the initial offering of the shares to the public, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters. The offering of the common shares by the underwriters is subject to receipt and acceptance and subject to the underwriters' right to reject any order in whole or in part.

The underwriters have an option to buy up to 2,175,000 additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option to purchase additional shares, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $ per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

	Per share		Total	
	Without over-allotment exercise	With full over-allotment exercise	Without over-allotment exercise	With full over-allotment exercise
Underwriting discounts and commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $3.2 million. We have also agreed to reimburse the underwriters for certain FINRA-related expenses incurred by them in connection with their offering of up to $.

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities LLC for a period of 180 days after the date of this prospectus; provided that the restrictions described in clause (i) shall not apply to issuances of common stock (a) pursuant to the exercise of warrants outstanding on the date of this prospectus, and (b) directly to a seller of a business or assets as part of the purchase price or private placements in connection with acquisitions thereof by us; provided, further, that (x) any such recipient of such shares of common stock will agree to be bound by these restrictions for the remainder of such 180-day period and (y) the aggregate number of shares of common stock that we may offer pursuant to the foregoing proviso shall not exceed   % of the total number of shares of our common stock issued and outstanding immediately following the completion of the offering contemplated by this prospectus.

Our directors and executive officers and certain of our significant stockholders have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities LLC, (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such directors, executive officers, managers and members in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

We expect to apply to list our common stock on the NYSE under the symbol "NINE".

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be "covered" shorts, which are short positions in an amount not greater than the underwriters' option to purchase additional shares referred to above, or may be "naked" shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NYSE, in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

- the information set forth in this prospectus and otherwise available to the representatives;

- our prospects and the history and prospects for the industry in which we compete;

- an assessment of our management;

- our prospects for future earnings;

- the general condition of the securities markets at the time of this offering;

- the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

- other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our common shares, or that the shares will trade in the public market at or above the initial public offering price.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Directed share program

At our request, the underwriters have reserved for sale at the initial public offering price up to 5% of the common stock being offered by this prospectus for sale to our employees, executive officers, directors and director nominees who have expressed an interest in purchasing common stock in this offering. Any (i) executive officer, director or director nominee purchasing shares of common stock as part of the directed share program or (ii) other person who purchases more than $ of shares of common stock as part of such program will be subject to the 180-day lock-up restriction as described above. All other participants in the directed share program will be subject to a   -day lock-up restriction. We do not know if these persons will choose to purchase all or any portion of these reserved shares, but any purchases they do make will reduce the number of shares available to the general public. Any reserved shares of our common stock that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of our common stock offered by this prospectus. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with sales of the reserved shares.

Relationships with the underwriters and their affiliates

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Conflicts of interest

An affiliate of Wells Fargo Securities, LLC is a lender under the Existing Nine Credit Facility and the Existing Beckman Credit Facility, and an affiliate of J.P. Morgan Securities LLC is a lender under the Existing Nine Credit Facility, and such affiliates may receive more than 5% of the net proceeds of this offering in connection with the repayment of borrowings under the Existing Nine Credit Facility and the Existing Beckman Credit Facility. Accordingly, this offering is being made in compliance with the requirements of Rule 5121 of the Financial Industry Regulatory Authority, Inc. In accordance with this rule, Goldman Sachs & Co. LLC has assumed the responsibilities of acting as a "qualified independent underwriter." In its role as a qualified independent underwriter, Goldman Sachs & Co. LLC has participated in due diligence and the preparation of the registration statement. Goldman Sachs & Co. LLC will not receive any additional fees for serving as a qualified independent underwriter in connection with this offering. We have agreed to indemnify Goldman Sachs & Co. LLC against certain liabilities incurred in connection with acting as a "qualified independent underwriter," including liabilities under the Securities Act. Pursuant to Rule 5121, Wells Fargo Securities, LLC and J.P. Morgan Securities LLC will not confirm sales of the shares to any account over which they exercise discretionary authority without the prior written approval of the customer.

Notice to prospective investors in the European Economic Area

In relation to each Member State of the European Economic Area (each, a "Relevant Member State"), no offer of shares may be made to the public in that Relevant Member State other than:

A. to any legal entity which is a qualified investor as defined in the Prospectus Directive;

B. to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

C. in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require the Company or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that it is a "qualified investor" within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive. In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

14,500,000 shares



Common stock

Prospectus

J.P. Morgan
Goldman Sachs & Co. LLC
Wells Fargo Securities

BofA Merrill Lynch
Credit Suisse

Raymond James
Simmons & Company International
Energy Specialists of Piper Jaffray
Tudor, Pickering, Holt & Co.
HSBC
Scotia Howard Weil
UBS Investment Bank

, 2017

You should rely only on the information contained in this prospectus and any free writing prospectus prepared by or on behalf of us or to which we have referred you. We have not authorized anyone to provide you with information different from that contained in this prospectus and any free writing prospectus. We are offering to sell shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the common stock.

No action is being taken in any jurisdiction outside the United States to permit a public offering of the common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

Until   , 2017, all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Part II

Information not required in prospectus

Item 13. Other expenses of issuance and distribution

The following table sets forth an itemized statement of the amounts of all expenses (excluding underwriting discounts and commissions) payable by us in connection with the registration of the common stock offered hereby. With the exception of the SEC Registration Fee, FINRA Filing Fee and New York Stock Exchange listing fee), the amounts set forth below are estimates.

SEC Registration Fee	$ 38,653
FINRA Filing Fee	$ 50,525
New York Stock Exchange listing fee	$ 150,000
Accountants' fees and expenses	$ 750,000
Legal fees and expenses	$1,500,000
Printing and engraving expenses	$ 500,000
Transfer agent and registrar fees	$ 5,000
Miscellaneous	$ 178,822
Total	$3,173,000

* To be provided by amendment

Item 14. Indemnification of directors and officers

Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement in connection with specified actions, suits and proceedings whether civil, criminal, administrative, or investigative, other than a derivative action by or in the right of the corporation, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification extends only to expenses, including attorneys' fees, incurred in connection with the defense or settlement of such action and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's certificate of incorporation, bylaws, disinterested director vote, stockholder vote, agreement or otherwise.

Our charter provides that a director will not be liable to the Company or its stockholders for monetary damages to the fullest extent permitted by the DGCL. Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. In addition, if the DGCL is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the Company, will be limited to the fullest extent permitted by the amended DGCL. Our charter and bylaws provide that the Company will indemnify, and advance expenses to, any officer or director to the fullest extent authorized by the DGCL.

We have obtained directors' and officers' insurance to cover our directors, officers and some of our employees for certain liabilities. In addition, we intend to enter into indemnification agreements with our current and future directors and officers containing provisions that are in some respects broader than the specific indemnification provisions contained in the DGCL. The indemnification agreements will require us, among other

Exhibit number	Description
10.4***	Agreement and Amendment No. 1 to Credit Agreement, dated as of August 26, 2014, by and among Beckman Production Services, Inc., Wells Fargo Bank, National Association and certain other financial institutions and guarantors listed therein
10.5***	Master Assignment, Agreement and Amendment No. 2 to Credit Agreement, dated as of October 16, 2014, by and among Beckman Production Services, Inc., Wells Fargo Bank, National Association and certain other financial institutions and guarantors listed therein
10.6***	Agreement and Amendment No. 3 to Credit Agreement, dated as of November 21, 2014, by and among Beckman Production Services, Inc., Wells Fargo Bank, National Association and certain other financial institutions and guarantors listed therein
10.7***	Agreement and Amendment No. 4 to Credit Agreement, dated as of January 12, 2016, by and among Beckman Production Services, Inc., Wells Fargo Bank, National Association and certain other financial institutions and guarantors listed therein
10.8***	Agreement and Amendment No. 5 to Credit Agreement, dated as of February 10, 2017, by and among Beckman Production Services, Inc., Wells Fargo Bank, National Association and certain other financial institutions and guarantors listed therein
10.9*	Form of Indemnification Agreement between Nine Energy Service, Inc. and its directors and certain officers
10.10**	Nine Energy Service, Inc. 2011 Stock Incentive Plan, as amended and restated effective February 28, 2017
10.11**	Form of Nine Energy Service, Inc. Restricted Stock Agreement for Executives
10.12**	Form of Nine Energy Service, Inc. Nonstatutory Stock Option Agreement for Executives
10.13**	Form of Nine Energy Service, Inc. Restricted Stock Agreement for Directors
10.14**	Form of Nine Energy Service, Inc. Nonstatutory Stock Option Agreement for Directors
10.15***	Employment Agreement between Ann Fox and Nine Energy Service, LLC, dated as of July 6, 2015
10.16***	Employment Agreement between David Crombie and Crest Pumping Technologies, LLC, dated as of June 30, 2014
10.17***	Employment Agreement between Douglas S. Aron and Nine Energy Service, Inc., dated as of March 31, 2017
10.18***	Employment Agreement between Edward Bruce Morgan, Nine Energy Service, Inc. and Nine Energy Service, LLC, dated as of April 6, 2017
10.19***	Employment Agreement between Theodore R. Moore, Nine Energy Service, Inc. and Nine Energy Service, LLC, dated as of March 12, 2017
21.1*	List of Subsidiaries
23.1***	Consent of PricewaterhouseCoopers LLP
23.2***	Consent of BDO USA, LLP
23.3*▲	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 5.1)
24.1**	Powers of Attorney (included on the signature page of this Registration Statement)

* To be filed by amendment.
** Previously filed.
*** Filed herewith.
† The schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K and will be provided to the Securities and Exchange Commission upon request.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on May____, 2017.


NINE ENERGY SERVICE, INC.

By: _____
Ann G. Fox
President and Chief Executive Officer


Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and the dates indicated.

Signature	Title	Date
_____ Ann G. Fox	President and Chief Executive Officer and Director (Principal Executive Officer)	May____, 2017
_____ Douglas S. Aron	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	May____, 2017
_____ Richard S. Woolston	Chief Accounting Officer (Principal Accounting Officer)	May____, 2017
_____ Ernie L. Danner	Chairman of the Board	May____, 2017
_____ David C. Baldwin	Director	May____, 2017
_____ Mark E. Baldwin	Director	May____, 2017
_____ Curtis F. Harrell	Director	May____, 2017
_____ Gary L. Thomas	Director	May____, 2017
_____ Scott E. Schwinger	Director	May____, 2017
_____ Andrew L. Waite	Director	May____, 2017

_____
Theodore R. Moore
Attorney-in-fact

Exhibit number	Description
10.14**	Form of Nine Energy Service, Inc. Nonstatutory Stock Option Agreement for Non-Employee Directors
10.15***	Employment Agreement between Ann Fox and Nine Energy Service, LLC, dated as of July 6, 2015
10.16***	Employment Agreement between David Crombie and Crest Pumping Technologies, LLC, dated as of June 30, 2014
10.17***	Employment Agreement between Douglas S. Aron and Nine Energy Service, Inc., dated as of March 31, 2017
10.18***	Employment Agreement between Edward Bruce Morgan, Nine Energy Service, Inc. and Nine Energy Service, LLC, dated as of April 6, 2017
10.19***	Employment Agreement between Theodore R. Moore, Nine Energy Service, Inc. and Nine Energy Service, LLC, dated as of March 12, 2017
21.1*	List of Subsidiaries
23.1***	Consent of PricewaterhouseCoopers LLP
23.2***	Consent of BDO USA, LLP
23.3*▲	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 5.1)
24.1**	Powers of Attorney (included on the signature page of this Registration Statement)

*   To be filed by amendment.
**   Previously filed.
***   Filed herewith.
†   The schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K and will be provided to the Securities and Exchange Commission upon request.